Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2015 and 2014 and

Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the consolidated financial statements of affiliates in accordance with the “Criteria Governing Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises” for the year ended December 31, 2015 are all the same as those included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries prepared in conformity with the International Financial Reporting Standard 10 “Consolidated Financial Statements”. Relevant information that should be disclosed in the consolidated financial statements of affiliates is included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries. Hence, we do not prepare a separate set of consolidated financial statements of affiliates.

Very truly yours,

CHUNGHWA TELECOM CO., LTD.

By

/s/ LIH-SHYNG TSAI
LIH-SHYNG TSAI
Chairman

March 11, 2016

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2015 and 2014 and January 1, 2014, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2015 and 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014 and January 1, 2014, and the results of their consolidated financial performance and their consolidated cash flows for the years ended December 31, 2015 and 2014, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed by the Financial Supervisory Commission of the Republic of China.

We have also audited the parent company only financial statements of Chunghwa Telecom Co., Ltd., as of December 31, 2015 and 2014 and January 1, 2014 and for the years ended December 31, 2015 and 2014 on which we have issued an unqualified report.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

March 11, 2016

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2015		December 31, 2014 (Adjusted) (Note 5)		January 1, 2014 (Adjusted) (Note 5)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$30,271,423	7	$23,559,603	5	$14,585,105	3
Financial assets at fair value through profit or loss (Notes 3 and 7)	163	—	1,163	—	337	—
Hedging derivative assets (Notes 3 and 21)	498	—	—	—	—	—
Available-for-sale financial assets (Notes 3 and 8)	—	—	—	—	24,267	—
Held-to-maturity financial assets (Notes 3 and 9)	1,880,739	—	3,456,747	1	4,264,104	1
Trade notes and accounts receivable, net (Notes 3, 4 and 10)	26,926,050	6	26,227,999	6	22,900,902	5
Accounts receivable from related parties (Note 39)	42,056	—	81,008	—	69,304	—
Inventories (Notes 3, 4, 11 and 40)	8,780,190	2	7,096,509	2	7,848,087	2
Prepayments (Notes 12 and 39)	2,669,021	1	2,444,458	—	2,224,130	1
Other current monetary assets (Notes 13 and 28)	3,300,783	1	3,325,354	1	4,636,305	1
Other current assets (Notes 20, 32 and 40)	2,335,921	—	3,219,399	1	3,960,798	1

Total current assets	76,206,844	17	69,412,240	16	60,513,339	14

NONCURRENT ASSETS
Available-for-sale financial assets (Notes 3 and 8)	3,242,827	1	3,914,212	1	3,046,182	1
Held-to-maturity financial assets (Notes 3 and 9)	2,139,801	—	4,027,522	1	7,501,743	2
Financial assets carried at cost (Notes 3 and 14)	2,267,869	1	2,366,530	—	2,423,646	—
Investments accounted for using equity method (Notes 3, 4 and 16)	3,145,004	1	2,953,625	1	2,562,293	—
Property, plant and equipment (Notes 3, 4, 17, 39 and 40)	296,399,146	65	302,650,343	68	302,714,116	69
Investment properties (Notes 3, 4 and 18)	7,902,405	2	7,620,854	2	8,018,031	2
Intangible assets (Notes 3, 4 and 19)	50,446,778	11	42,824,626	9	44,398,888	10
Deferred income tax assets (Notes 3 and 32)	2,061,577	—	1,828,586	—	1,509,305	—
Prepayments (Notes 12 and 39)	3,611,818	1	3,504,338	1	3,608,487	1
Other noncurrent assets (Notes 20, 28 and 40)	5,597,023	1	5,601,736	1	4,882,974	1

Total noncurrent assets	376,814,248	83	377,292,372	84	380,665,665	86

TOTAL	$453,021,092	100	$446,704,612	100	$441,179,004	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 22)	$110,000	—	$564,400	—	$254,357	—
Financial liabilities at fair value through profit or loss (Notes 3 and 7)	—	—	21	—	246	—
Hedging derivative liabilities (Notes 3 and 21)	—	—	283	—	—	—
Trade notes and accounts payable (Note 24)	16,300,993	4	18,518,977	4	15,589,108	4
Payables to related parties (Note 39)	611,100	—	407,965	—	556,809	—
Current tax liabilities (Notes 3 and 32)	4,751,181	1	3,361,907	1	4,144,076	1
Other payables (Note 25)	25,486,966	6	24,334,992	6	26,791,769	6
Provisions (Notes 3 and 26)	189,746	—	179,374	—	129,341	—
Advance receipts (Note 27)	9,567,140	2	9,912,864	2	9,463,535	2
Current portion of long-term loans (Notes 23 and 40)	7,692	—	—	—	300,000	—
Other current liabilities	1,501,269	—	1,618,957	—	1,598,017	—

Total current liabilities	58,526,087	13	58,899,740	13	58,827,258	13

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 40)	1,742,308	—	1,900,000	—	1,400,000	1
Deferred income tax liabilities (Notes 3 and 32)	147,975	—	132,406	—	101,379	—
Provisions (Notes 3 and 26)	58,158	—	92,660	—	123,464	—
Customers’ deposits (Note 39)	4,725,826	1	4,757,547	1	4,834,580	1
Net defined benefit liabilities (Notes 3, 4 and 28)	7,098,510	2	6,469,890	2	5,483,205	1
Deferred revenue (Note 3)	3,615,602	1	3,398,087	1	3,700,949	1
Other noncurrent liabilities	3,097,623	1	1,514,947	—	1,334,220	—

Total noncurrent liabilities	20,486,002	5	18,265,537	4	16,977,797	4

Total liabilities	79,012,089	18	77,165,277	17	75,805,055	17

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 15 and 29)
Common stocks	77,574,465	17	77,574,465	17	77,574,465	18

Additional paid-in capital	168,095,615	37	168,047,935	38	184,620,065	42

Retained earnings
Legal reserve	77,574,465	17	76,893,722	17	74,819,380	17
Special reserve	2,675,419	1	2,819,899	1	2,675,894	—
Unappropriated earnings	42,551,245	9	38,231,982	9	20,770,064	5

Total retained earnings	122,801,129	27	117,945,603	27	98,265,338	22

Other equity interest	268,719	—	886,147	—	(144,005)	—

Total equity attributable to stockholders of the parent	368,739,928	81	364,454,150	82	360,315,863	82
NONCONTROLLING INTERESTS (Notes 15 and 29)	5,269,075	1	5,085,185	1	5,058,086	1

Total equity	374,009,003	82	369,539,335	83	365,373,949	83

TOTAL	$453,021,092	100	$446,704,612	100	$441,179,004	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2015		2014 (Adjusted) (Note 5)
	Amount	%	Amount	%
REVENUES (Notes 30 and 39)	$231,795,104	100	$226,608,686	100
OPERATING COSTS (Notes 11 and 39)	148,126,213	64	148,379,560	65

GROSS PROFIT	83,668,891	36	78,229,126	35

OPERATING EXPENSES (Note 39)
Marketing	25,071,317	11	26,144,969	11
General and administrative	4,514,352	2	4,414,439	2
Research and development	3,616,778	1	3,503,665	2

Total operating expenses	33,202,447	14	34,063,073	15

OTHER INCOME AND EXPENSES (Note 31)	(105,106)	—	630,565	—

INCOME FROM OPERATIONS	50,361,338	22	44,796,618	20

NON-OPERATING INCOME AND EXPENSES
Interest income	306,167	—	288,134	—
Other income (Notes 31 and 39)	650,073	—	586,899	—
Other gains and losses (Notes 31 and 39)	(224,209)	—	130,972	—
Interest expenses	(33,144)	—	(46,148)	—
Share of the profit of associates and joint ventures accounted for using equity method (Note 16)	907,988	—	797,473	1

Total non-operating income and expenses	1,606,875	—	1,757,330	1

INCOME BEFORE INCOME TAX	51,968,213	22	46,553,948	21
INCOME TAX EXPENSE (Notes 3 and 32)	8,303,868	3	7,392,577	3

NET INCOME	43,664,345	19	39,161,371	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 28)	(231,451)	—	(492,358)	—
Share of remeasurements of defined benefit pension plans of associates and joint ventures (Note 16)	(25,360)	—	740	—
Income tax benefit relating to items that will not be reclassified to profit or loss (Notes 28 and 32)	39,347	—	83,701	—

	(217,464)	—	(407,917)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2015		2014 (Adjusted) (Note 5)
	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$24,357	—	$163,629	—
Unrealized gain (loss) on available-for-sale financial assets (Note 31)	(645,475)	—	878,203	—
Cash flow hedges (Notes 21 and 31)	781	—	(283)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures (Note 16)	6,340	—	4,454	—
Income tax benefit (expense) relating to items that may be reclassified subsequently (Note 32)	(2,309)	—	3,342	—

	(616,306)	—	1,049,345	—

Total other comprehensive income (loss), net of income tax	(833,770)	—	641,428	—

TOTAL COMPREHENSIVE INCOME	$42,830,575	19	$39,802,799	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$42,805,728	19	$38,612,056	18
Noncontrolling interests (Note 15)	858,617	—	549,315	—

	$43,664,345	19	$39,161,371	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$41,973,659	19	$39,235,975	18
Noncontrolling interests	856,916	—	566,824	—

	$42,830,575	19	$39,802,799	18

EARNINGS PER SHARE (Note 33)
Basic	$5.52		$4.98
Diluted	$5.50		$4.97

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 15, 21 and 29)
						Other Adjustments
						Exchange
						Differences
						Arising
						from the	Unrealized Gain
		Additional	Retained Earnings			Translation	(Loss) on			Noncontrolling
	Common	Paid-in	Legal	Special	Unappropriated	of the Foreign	Available-for-sale	Cash Flow		Interests
	Stocks	Capital	Reserve	Reserve	Earnings	Operations	Financial Assets	Hedges	Total	(Notes 15 and 29)	Total Equity
BALANCE, JANUARY 1, 2014	$77,574,465	$184,620,065	$74,819,380	$2,675,894	$20,744,024	$5,742	$(149,747)	$—	$360,289,823	$5,054,331	$365,344,154
Effect of retrospective application	—	—	—	—	26,040	—	—	—	26,040	3,755	29,795

BALANCE, JANUARY 1, 2014 AS ADJUSTED	77,574,465	184,620,065	74,819,380	2,675,894	20,770,064	5,742	(149,747)	—	360,315,863	5,058,086	365,373,949
Appropriation of 2013 earnings
Legal reserve	—	—	2,074,342	—	(2,074,342)	—	—	—	—	—	—
Special reserve	—	—	—	144,005	(144,005)	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(18,525,558)	—	—	—	(18,525,558)	—	(18,525,558)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(796,770)	(796,770)
Cash distributed from additional paid-in capital	—	(16,577,663)	—	—	—	—	—	—	(16,577,663)	—	(16,577,663)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	2,252	—	—	—	—	—	—	2,252	(4,060)	(1,808)
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	2,988	—	—	—	—	—	—	2,988	369	3,357
Net income for the year ended December 31, 2014	—	—	—	—	38,612,056	—	—	—	38,612,056	549,315	39,161,371
Other comprehensive income for the year ended December 31, 2014	—	—	—	—	(406,233)	140,700	889,735	(283)	623,919	17,509	641,428

Total comprehensive income for the year ended December 31, 2014	—	—	—	—	38,205,823	140,700	889,735	(283)	39,235,975	566,824	39,802,799

Compensation cost of employee stock options of a subsidiary	—	—	—	—	—	—	—	—	—	93,287	93,287
Stock bonus issued by a subsidiary	—	293	—	—	—	—	—	—	293	5,451	5,744
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	161,998	161,998

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 15, 21 and 29)
						Other Adjustments
						Exchange
						Differences
						Arising
						from the	Unrealized Gain
		Additional	Retained Earnings			Translation	(Loss) on			Noncontrolling
	Common	Paid-in	Legal	Special	Unappropriated	of the Foreign	Available-for-sale	Cash Flow		Interests
	Stocks	Capital	Reserve	Reserve	Earnings	Operations	Financial Assets	Hedges	Total	(Notes 15 and 29)	Total Equity
BALANCE, DECEMBER 31, 2014	77,574,465	168,047,935	76,893,722	2,819,899	38,231,982	146,442	739,988	(283)	364,454,150	5,085,185	369,539,335
Appropriation of 2014 earnings
Legal reserve	—	—	680,743	—	(680,743)	—	—	—	—	—	—
Special reserve	—	—	—	(144,005)	144,005	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,673,263)	—	—	—	(37,673,263)	—	(37,673,263)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(350,003)	(350,003)
Reversal of special reserve recognized from land disposal	—	—	—	(475)	475	—	—	—	—	—	—
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	34,405	—	—	—	—	—	—	34,405	(2,688)	31,717
Partial disposal of interests in subsidiaries	—	26,644	—	—	—	—	—	—	26,644	18,484	45,128
Other changes in additional paid-in capital in subsidiaries	—	1,064	—	—	—	—	—	—	1,064	1,559	2,623
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	(412)	—	—	—	—	—	—	(412)	412	—
Net income for the year ended December 31, 2015	—	—	—	—	42,805,728	—	—	—	42,805,728	858,617	43,664,345
Other comprehensive income for the year ended December 31, 2015	—	—	—	—	(214,641)	30,815	(649,024)	781	(832,069)	(1,701)	(833,770)

Total comprehensive income for the year ended December 31, 2015	—	—	—	—	42,591,087	30,815	(649,024)	781	41,973,659	856,916	42,830,575

Compensation cost of employee stock options of subsidiaries	—	—	—	—	—	—	—	—	—	36,326	36,326
Subsidiary purchased its treasury stock	—	(14,021)	—	—	(62,298)	—	—	—	(76,319)	(416,451)	(492,770)
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	39,335	39,335

BALANCE, DECEMBER 31, 2015	$77,574,465	$168,095,615	$77,574,465	$2,675,419	$42,551,245	$177,257	$90,964	$498	$368,739,928	$5,269,075	$374,009,003

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2015	2014 (Adjusted)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$51,968,213	$46,553,948
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	30,368,178	31,896,394
Amortization	3,079,912	2,218,298
Provision for doubtful accounts	518,507	325,691
Interest expenses	33,144	46,148
Interest income	(306,167)	(288,134)
Dividend income	(218,232)	(77,658)
Compensation cost of employee stock options	36,326	93,287
Share of the profit of associates and joint ventures accounted for using equity method	(907,988)	(797,473)
Impairment loss on financial assets carried at cost	81,269	23,334
Impairment loss on available-for-sale financial assets	25,910	—
Impairment loss on investments accounted for using equity method	8,213	—
Provision for inventory and obsolescence	198,312	288,364
Impairment loss on property, plant and equipment	138,093	64
Reversal of impairment loss on investment properties	(142,047)	—
Loss on disposal of intangible assets	20	—
Loss (gain) on disposal of financial instruments	449	(45,795)
Loss (gain) on disposal of property, plant and equipment	109,040	(25,276)
Gain on disposal of investment properties	—	(605,353)
Gain on disposal of investments accounted for using equity method	(8,058)	—
Valuation gain on financial assets and liabilities at fair value through profit or loss, net	(163)	(1,142)
Loss (gain) on foreign exchange, net	53,870	(164,039)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	1,142	91
Trade notes and accounts receivable	(1,171,880)	(3,618,366)
Accounts receivable from related parties	38,952	(11,705)
Inventories	(1,852,049)	463,214
Other current monetary assets	(357,402)	1,268,003
Prepayments	(326,494)	(116,179)
Other current assets	889,213	741,399
Increase (decrease) in:
Trade notes and accounts payable	(2,223,264)	2,972,181
Payables to related parties	203,135	(148,844)
Other payables	1,643,582	(1,867,671)
Provisions	(24,130)	19,229
Advance receipts	1,134,218	449,329
Other current liabilities	(112,490)	12,955

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2015	2014 (Adjusted)
Deferred revenue	$217,515	$(302,862)
Net defined benefit liabilities	438,821	494,341

Cash generated from operations	83,535,670	79,795,773
Interest paid	(33,179)	(42,718)
Income tax paid	(7,177,502)	(8,372,656)

Net cash provided by operating activities	76,324,989	71,380,399

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of available-for-sale financial assets	—	81,229
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(11,493,807)	(411,000)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	11,824,317	470,666
Acquisition of held-to-maturity financial assets	(1,002,167)	—
Proceeds from disposal of held-to-maturity financial assets	4,450,000	4,257,500
Acquisition of financial assets carried at cost	(29,077)	(59,583)
Proceeds from disposal of financial assets carried at cost	1,684	3,489
Capital reduction of financial assets carried at cost	43,921	83,892
Acquisition of investments accounted for using equity method	(5,607)	(252,485)
Proceeds from disposal of investments accounted for using equity method	16,156	—
Net cash outflow on acquisition of subsidiaries	(113,983)	—
Acquisition of property, plant and equipment	(25,083,954)	(32,559,459)
Proceeds from disposal of property, plant and equipment	3,549	149,260
Acquisition of intangible assets	(10,380,167)	(644,165)
Proceeds from disposal of investment properties	—	1,214,908
Decrease (increase) in other noncurrent assets	72,133	(718,670)
Interest received	336,873	339,846
Cash dividends received	906,697	667,067

Net cash used in investing activities	(30,453,432)	(27,377,505)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	2,750,000	895,000
Repayment of short-term loans	(3,258,111)	(584,957)
Proceeds from long-term loans	—	348,000
Repayment of long-term loans	(189,655)	(148,000)
Increase in repurchase agreement collateralized by bonds	—	13,000,000
Decrease in repurchase agreement collateralized by bonds	—	(13,000,000)
Decrease in customers’ deposits	(36,919)	(69,047)
Increase in other noncurrent liabilities	12,240	180,728
Cash dividends and cash distributed from additional paid-in capital	(37,673,263)	(35,103,221)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2015	2014 (Adjusted)
Partial disposal of interest in subsidiaries without losing control	$45,128	$—
Cash dividends paid to noncontrolling interests	(350,003)	(796,770)
Other change in noncontrolling interests	(485,048)	161,998

Net cash used in financing activities	(39,185,631)	(35,116,269)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	25,894	87,873

NET INCREASE IN CASH AND CASH EQUIVALENTS	6,711,820	8,974,498
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	23,559,603	14,585,105

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$30,271,423	$23,559,603

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 11, 2016.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), the International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) endorsed by the Financial Supervisory Commission (FSC) (the “Taiwan-IFRS”).

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at revalued amounts or fair values.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Light Era Development Co., Ltd. (LED) engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.

Basis of Consolidation

a.	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by Chunghwa (its subsidiaries).

Income and expenses of subsidiaries acquired during the period are included in the consolidated statement of comprehensive income from the acquisition date.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to noncontrolling interests

Total comprehensive income of subsidiaries is attributed to the stockholders of the parent and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

Changes in the Company’s ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to stockholders of the parent.

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2015	2014	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Selling and maintaining mobile phones and its peripheral products	29	28	a.
	Light Era Development Co., Ltd. (“LED”)	Housing, office building development, rent and sale services	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International telecommunications, fictitious IP internet and internet transfer services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International telecommunications, fictitious IP internet and internet transfer services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing communication and information aggregative services	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Internet communication and internet data center (“IDC”) service	69	69	b.
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Yellow pages sales and advertisement services	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Network services, producing digital entertainment contents and broadband visual sound terrace development	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International data and internet services and long distance call wholesales to carriers	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Information and communications technology, international circuit, and intelligent energy network service	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Software retail	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International telecommunications, fictitious IP internet and internet transfer services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	License plate recognition system	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunication engineering, acting as agents to apply mobile phone plan and other services	100	100	c.
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2015	2014	Note
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100
	Youth Co., Ltd. (“Youth”)	Sale of computer software, hardware and related products	89	—	d.
	Aval Technologies Co., Ltd. (“Aval”)	Agency and sale of communication products	100	—	e.
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of computer and related products	100	—	d.
	Youyi Co., Ltd. (“Youyi”)	Maintenance of computer and related products	100	—	d.
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100
	Chief International Corp. (“CIC”)	Investment	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Internet technology and software technology consulting and related services	49	—	f.
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd. (“CEI”)	General advertisement and book publishing service	100	100
Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd. (“YYRP”)	Real estate management and leasing business	—	—	g.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	46	48	h.
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Planning and design of software and hardware system services and integration of information system	100	100
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Electronic materials wholesale and retail and investment	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100	i.
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Information technology services and sale of communication products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Information technology services and sale of communication products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Information technology services and maintenance of communication products	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Information technology services and sale of communication products	100	100

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2015	2014	Note
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Planning and design of energy conservation and software and hardware system services, and integration of information system	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Intelligent energy conserving and intelligent building services	75	75
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Intelligent system and energy saving system services in buildings	51	51
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100

(Concluded)

a.	The Company owns 29% equity shares of SENAO. However, the Company has four out of seven seats of the Board of Directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements. The Company’s equity ownership of SENAO increased due to SENAO’s purchase of its treasury stock in June 2015 and July 2015. The Company owned 28.18% and 29.31% equity shares of SENAO as of December 31, 2014 and December 31, 2015, respectively.

b.	The Company’s equity ownership of CHIEF decreased due to CHIEF issued employee stock bonus in July 2014. The Company owned 72.51% equity shares of CHIEF as of December 31, 2015.

c.	Chunghwa established 100% owned subsidiary of Honghwa Human Resources Co., Ltd. in January 2013. Honghwa Human Resources Co., Ltd. changed its name to Honghwa International Co., Ltd. from July 4, 2014.

d.	SENAO acquired 70% of Youth in September 2015. SENAO participated in Youth’s cash capital increase in December 2015; therefore the ownership interests of Youth increased. SENAO owned 89.48% equity shares of Youth as of December 31, 2015. Youyi and ISPOT are 100%-owned subsidiaries of Youth.

e.	SENAO established 100% owned subsidiary of Aval in October 2015. Aval mainly engages in agency and sale of communication products.

f.	CHIEF invested 49% of SCT in August 2015. Based on the written agreement between the stockholders, CHIEF has two out of three seats of the Board of Directors. Therefore, CHIEF has control over SCT and the accounts of SCT are included in the consolidated financial statements.

g.	LED merged YYRP by absorption in October 2014.

h.	CHI disposed of some shares of CHPT in January 2015, so the ownership interest of CHI decreased. The Company owned 47.65% and 45.68% equity shares of CHPT as of December 31, 2014 and December 31, 2015, respectively. In addition, considering Company’s absolute size, the relative size and dispersion of the shareholdings owned by the other shareholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

i.	COI was liquidated in August 2015. CIHC received part of the proceeds from the liquidation.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2015:

Business Combination

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Noncontrolling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of noncontrolling interests are measured at fair value.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company retrospectively adjusts the provisional amounts recognized at the acquisition date or recognizes additional assets or liabilities to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.

Foreign Currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries and associates in other countries or currencies used different with Chunghwa) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and attributed to stockholders of the parent and noncontrolling interests as appropriate.

Cash Equivalents

Cash equivalents include commercial paper, time deposits and negotiable certificate of deposit with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed. After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

Investments in Associates and Joint Ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments accounted for using the equity method include investments in associates and interests in joint ventures. Under the equity method, an investment in an associate or a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for additional new shares of the associate and joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate and a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the sales proceeds and the carrying amount of the asset is recognized in profit or loss.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Goodwill

Goodwill arising from the acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units (referred to as “cash-generating unit”) that are expected to benefit from the synergies of the business combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributable goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life. Intangible assets with indefinite useful lives that are acquired separately are measured at cost less accumulated impairment loss.

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, they are measured on the same basis as intangible assets that are acquired separately.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

Impairment of Tangible and Intangible Assets Other Than Goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

b)	Held-to-maturity financial assets

The Company invests in bank debentures and corporate bonds with specific credit ratings and the Company has positive intent and ability to hold to maturity, are classified as held-to-maturity investments.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment loss.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

The Company invests in listed stocks, emerging market stocks and unlisted stocks. Among these investments, those that have a quoted market price in an active market are classified as AFS and measured at fair value at the end of each reporting period; the others that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period by presenting in a separate line item as financial assets carried at cost. If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value. The difference between the carrying amount and the fair value is recognized in other comprehensive income. Any impairment losses are recognized in profit or loss.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables (including cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other financial assets and refundable deposits) are measured at amortized cost using the effective interest method, less any impairment loss, except for short-term receivables when the effect of discounting is immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity financial assets, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is mainly based on the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

For financial assets that are carried at cost, the amount of the impairment loss is mainly measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade notes and accounts receivable and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade note and accounts receivable and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade notes and accounts receivable and other receivables that are written off against the allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions for the expected cost of warranty obligations are recognized at the date of sale of the relevant products, at the best estimate of the expenditure required to settle the Company’s obligation by the management of the Company.

Revenue Recognition

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

a.	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

b.	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

c.	The amount of revenue can be measured reliably;

d.	It is probable that the economic benefits associated with the transaction will flow to the Company; and

e.	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade notes and accounts receivable due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from products and air time in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products.

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established under the premises when it is probable that the economic benefit related to the transactions will flow to the Company and that the revenue can be reasonably measured.

Interest income from a financial asset is recognized when it is probable that the economic benefits related to the transactions will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Other than stated above, all other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Share-based Payment Arrangements—Employee Stock Options

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of employee share options that are expected to ultimately vest, with a corresponding increase in additional paid-in capital—employee share options. If the equity instruments granted vest immediately at the grant date, expenses are recognized in full in profit or loss.

At the end of each reporting period, the Company revises its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital—employee stock options.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Law, an additional tax at 10% of unappropriated earnings is provided for as income tax in the year the shareholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. If the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit, the resulting deferred tax asset or liability is not recognized. In addition, a deferred tax liability is not recognized on taxable temporary difference arising from initial recognition of goodwill.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry forward and unused tax credits from purchases of machinery, equipment and technology and research and development expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, which are described in Note 3, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Impairment of trade notes and accounts receivable

When there is objective evidence showed indications of impairment, the Company considers the estimation of future cash flows. The amount of impairment will be measured at the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, as the impact from the discount of short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated undiscounted future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise.

b.	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated selling costs. Comparison of net realizable value and cost is determined on an item by item basis, except those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

c.	Impairment of tangible and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

d.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies” “Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

e.	Recognition and measurement of defined benefit plans

Accrued pension liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

f.	Control over subsidiaries

As discussed in Note 3, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interest in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and dispersion of the shareholdings owned by the other shareholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between shareholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the IFRS, IAS, IFRIC, and SIC endorsed by the FSC (collectively, “2013 Taiwan-IFRSs version”) in issue

According to Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC, the 2013 Taiwan-IFRS version endorsed by the FSC and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

The Company believes that as a result of the adoption of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the following items have impacted the Company’s consolidated financial statements:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the previous standards. Refer to Notes 15 and 16 for related disclosures.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than the previous guidance. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy previously required for financial instruments only before the adoption of IFRS 13 is extended by IFRS 13 to cover all assets and liabilities within its scope. Refer to Notes 18 and 38 for related disclosures.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 requires items of other comprehensive income to be grouped into those items that (1) will not be reclassified subsequently to profit or loss; and (2) may be reclassified subsequently to profit or loss. Income taxes on related items of other comprehensive income are grouped on the same basis. Previously, there were no such requirements.

The Company retrospectively applied the above amendments starting in 2015. The items that will not be reclassified subsequently to profit or loss include remeasurements of defined benefit pension plans, the share of remeasurements of defined benefit pension plans of associates and joint ventures as well as the related income tax on such items. Items that may be reclassified subsequently to profit or loss include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of associates and joint ventures as well as the related income tax on items of other comprehensive income (except for the share of remeasurements of defined benefit pension plans of associates and joint ventures). However, the application of the above amendments did not have any impact on the net income, other comprehensive income (net of income tax), and total comprehensive income.

4)	Revision to IAS 19 “Employee Benefits”

The revised IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets and to disclose the components of the defined benefit costs. According to the revision, the past service cost is expensed immediately when incurred and no longer amortized over the average period before vested on a straight-line basis. In addition, the revised IAS 19 introduces certain changes in the presentation of the defined benefit cost, and also includes more extensive disclosures.

On initial application of the revised IAS 19, the cumulative adjustments in employee benefit costs on and before December 31, 2013 resulting from the retrospective application are adjusted to net defined benefit liabilities, deferred tax assets, retained earnings, and noncontrolling interests as of January 1, 2014.

On initial application of the revised IAS 19, the Company’s deferred income tax assets increased by $883 thousand, net defined benefit liabilities increased by $5,192 thousand as of December 31, 2015. For the year ended December 31, 2015 pension cost increased by $5,192 thousand which caused an increase in operating expenses, and income tax expenses decreased by $883 thousand.

As a result of the retrospective application of the revised IAS 19, the Company’s deferred income tax asset decreased by $5,220 thousand and $6,103 thousand, net defined benefit liabilities decreased by $30,708 thousand and $35,898 thousand, retained earnings increased by $21,920 thousand and $26,040 thousand and noncontrolling interests increased by $3,568 thousand and $3,755 thousand as of December 31, 2014 and January 1, 2014, respectively. For the year ended December 31, 2014, pension cost increased by $5,190 thousand, which caused an increase in operating expenses, and income tax expenses decreased by $883 thousand.

b.	The IFRSs issued by International Accounting Standard Board (“IASB”) but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were authorized for issue, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)

Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014

Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 3)

IFRS 9	Financial Instruments	January 1, 2018

Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB

Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016

Amendment to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016

IFRS 14	Regulatory Deferral Accounts	January 1, 2016

IFRS 15	Revenue from Contracts with Customers	January 1, 2018

IFRS 16	Leases	January 1, 2019

Amendment to IAS 1	Disclosure Initiative	January 1, 2016

Amendment to IAS 7	Disclosure Initiative	January 1, 2017

Amendment to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2017

Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016

Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016

Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014

Amendment to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014

Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

IFRIC 21	Levies	January 1, 2014

(Concluded)

Note	1: Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.

Note	2: The amendment to IFRS 2 applies to share-based payment transactions with grant date on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations with acquisition date on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.

Note	3: The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations will not have any material impact on the Company’s consolidated financial statements:

1)	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

a)	Identify the contract with the customer;

b)	Identify the performance obligations in the contract;

c)	Determine the transaction price;

d)	Allocate the transaction price to the performance obligations in the contracts; and

e)	Recognize revenue when the entity satisfies a performance obligation.

Upon the application of IFRS 15, the Company will allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Incremental costs of obtaining a contract will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. This will lead to the later recognition of charges for certain customer-obtaining costs.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

2)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability and discloses such amounts in the footnotes; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Company as lessor.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2015	2014
Cash
Cash on hand	$333,544	$310,189
Bank deposits	7,615,595	5,588,970

	7,949,139	5,899,159

Cash equivalents (investments with maturities of less than three months)
Commercial paper	11,914,066	13,999,986
Negotiable certificate of deposit	7,600,000	3,100,000
Time deposits	2,808,218	560,458

	22,322,284	17,660,444

	$30,271,423	$23,559,603

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit and time deposits were as follows:

December 31
	2015	2014
Bank deposits	0.00%-1.10%	0.00%-0.95%
Commercial paper	0.35%-0.41%	0.58%-0.65%
Negotiable certificate of deposit	0.36%-0.45%	0.50%-0.80%
Time deposits	0.55%-3.80%	0.38%-5.45%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2015	2014
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$163	$1,163

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$21

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)
December 31, 2015
Forward exchange contracts—buy	EUR/NT$	2016.03-06	EUR18,301/NT$658,545
Forward exchange contracts—buy	US$/NT$	2016.01	US$803/NT$26,403
December 31, 2014
Forward exchange contracts—buy	US$/NT$	2015.01	US$6,948/NT$218,993

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2015	2014
Equity securities
Domestic and foreign listed stocks	$3,242,827	$3,914,212

Current	$—	$—
Noncurrent	3,242,827	3,914,212

	$3,242,827	$3,914,212

CHI evaluated and concluded its available-for-sale financial assets were partially impaired, and recorded an impairment loss of $25,910 thousand for the year ended December 31, 2015. There was no impairment loss recognized for the year ended December 31, 2014.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2015	2014
Corporate bonds	$3,870,540	$6,533,527
Bank debentures	150,000	950,742

	$4,020,540	$7,484,269

Current	$1,880,739	$3,456,747
Noncurrent	2,139,801	4,027,522

	$4,020,540	$7,484,269

The related information of corporate bonds and bank debentures as of balance sheet dates was as follows:

	December 31
	2015	2014
Corporate bonds

Par value	$3,865,000	$6,515,000

Nominal interest rate	1.18%-2.49%	1.15%-2.49%
Effective interest rate	1.15%-1.54%	1.15%-1.58%
Average remaining maturity life	1.04 years	1.34 years
Bank debentures
Par value	$150,000	$950,000

Nominal interest rate	1.25%	1.25%-1.60%
Effective interest rate	1.25%	1.15%-1.40%
Average remaining maturity life	1.41 years	0.75 year

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2015	2014
Trade notes and accounts receivable	$28,260,527	$27,277,401
Less: Allowance for doubtful accounts	(1,334,477)	(1,049,402)

	$26,926,050	$26,227,999

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates were as follows:

	December 31
	2015	2014
Non-overdue	$25,707,830	$24,453,887
Less than 30 days	732,711	680,131
31-60 days	346,275	171,167
61-90 days	241,097	90,564
91-120 days	192,601	75,839
121-180 days	121,705	63,966
More than 181 days	918,308	1,741,847

	$28,260,527	$27,277,401

The above aging analysis was based on days overdue.

At balance sheet dates, the receivables that were past due but not impaired were considered recoverable by the management of the Company. The aging of these receivables as of December 31, 2015 and 2014 was as follows:

	December 31
	2015	2014
Less than 30 days	$127,884	$114,155
31-60 days	16,091	20,282
61-90 days	95,329	19,656
91-120 days	57,939	19,084
121-180 days	1,762	634
More than 181 days	19,823	16,768

	$318,828	$190,579

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2014	$221,164	$700,938	$922,102
Add: Provision for doubtful accounts	55,495	236,890	292,385
Deduct: Amounts written off	—	(165,085)	(165,085)

Balance on December 31, 2014	276,659	772,743	1,049,402
Add: Provision for doubtful accounts	88,600	391,543	480,143
Deduct: Amounts written off	(418)	(194,650)	(195,068)

Balance on December 31, 2015	$364,841	$969,636	$1,334,477

11.	INVENTORIES

	December 31
	2015	2014
Merchandise	$5,848,527	$4,163,434
Project in process	697,181	821,644
Work in process	100,445	13,307
Raw materials	70,792	52,165

	6,716,945	5,050,550
Land held under development	1,998,733	1,998,733
Construction in progress	64,512	47,226

	$8,780,190	$7,096,509

The operating costs related to inventories were $52,665,569 thousand (including the valuation loss on inventories of $198,312 thousand) and $51,341,054 thousand (including the valuation loss on inventories of $288,364 thousand) for the years ended December 31, 2015 and 2014, respectively.

As of December 31, 2015 and 2014, inventories of $2,063,245 thousand and $2,061,297 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is mainly related to property development owned by LED.

Land held under development and construction in progress on December 31, 2015 and 2014 was for Qingshan Sec., Dayuan Township, Taoyuan County project.

12.	PREPAYMENTS

	December 31
	2015	2014
Prepaid rents	$3,275,192	$3,330,118
Others	3,005,647	2,618,678

	$6,280,839	$5,948,796

(Continued)

	December 31
	2015	2014
Current
Prepaid rents	$1,032,869	$1,104,778
Others	1,636,152	1,339,680

	$2,669,021	$2,444,458

Noncurrent
Prepaid rents	$2,242,323	$2,225,340
Others	1,369,495	1,278,998

	$3,611,818	$3,504,338

(Concluded)

13.	OTHER CURRENT MONETARY ASSETS

	December 31
	2015	2014
Time deposits and negotiable certificates of deposit with maturities of more than three months	$2,285,682	$2,616,192
Others	1,015,101	709,162

	$3,300,783	$3,325,354

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months were as follows:

	December 31
	2015	2014
Time deposits and negotiable certificate of deposit with maturities of more than three months	0.11%-3.50%	0.11%-4.95%

14.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2015	2014
Non-listed stocks
Domestic	$1,990,077	$2,105,235
Foreign	277,792	261,295

	$2,267,869	$2,366,530

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 38). Since the fair value cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were carried at costs less any impairment losses at the balance sheet dates.

CHI disposed financial assets carried at cost with carrying amounts of $2,133 thousand and $5,922 thousand and recognized the losses from the disposal of $449 thousand and $789 thousand for the years ended December 31, 2015 and 2014, respectively.

After the Company evaluated the financial positions and future operation results of aforementioned investments, the Company concluded some of its investments that have ceased their operations were fully impaired, and recognized an impairment loss of $77,018 thousand and $8,976 thousand for the years ended December 31, 2015 and 2014, respectively. In addition, some of its investments are encountering profit recession or deficit. The Company concluded the recoverable amount of such investments which represented present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset or based on the market approach using financial indicators such as PE ratios of the comparable listed companies was lower than the carrying amount. Therefore, the Company recognized impairment losses of $4,251 thousand and $14,358 thousand for the years ended December 31, 2015 and 2014, respectively.

15.	SUBSIDIARIES

a.	Information on significant noncontrolling interest subsidiary

		Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
	Principal Place of Business	December 31
Subsidiaries		2015	2014
SENAO	Taiwan	71%	72%

	Profit Allocated to Noncontrolling Interests		Accumulated Noncontrolling Interests
	Year Ended December 31		December 31
	2015	2014	2015	2014
SENAO	$575,368	$382,194	$4,116,412	$4,165,910
Individually immaterial subsidiaries with noncontrolling interests	283,249	167,121	1,152,663	919,275

	$858,617	$549,315	$5,269,075	$5,085,185

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intracompany eliminations.

	December 31
	2015	2014
Current assets	$7,422,739	$7,943,537
Noncurrent assets	2,783,123	2,497,896
Current liabilities	(4,324,620)	(4,594,998)
Noncurrent liabilities	(137,661)	(93,597)

Equity	$5,743,581	$5,752,838

(Continued)

	December 31
	2015	2014
Equity attributable to the parent	$1,627,169	$1,586,928
Equity attributable to noncontrolling interests	4,116,412	4,165,910

	$5,743,581	$5,752,838

(Concluded)

	Year Ended December 31
	2015	2014
Revenues and income	$35,949,748	$41,755,175
Costs and expenses	35,141,453	41,224,624

Profit for the year	$808,295	$530,551

Profit attributable to the parent	$232,927	$148,357
Profit attributable to the noncontrolling interests	575,368	382,194

	$808,295	$530,551

Other comprehensive income attributable to the parent	$(925)	$8,008
Other comprehensive income attributable to the noncontrolling interests	(2,274)	21,292

	$(3,199)	$29,300

Total comprehensive income attributable to the parent	$232,002	$156,365
Total comprehensive income attributable to the noncontrolling interests	573,094	403,486

	$805,096	$559,851

Net cash flow from operating activities	$1,739,155	$1,232,574
Net cash flow from investing activities	65,411	(105,189)
Net cash flow from financing activities	(1,530,168)	(533,076)

Net cash inflow	$274,398	$594,309

Dividends distributed to noncontrolling interest	$273,821	$741,929

b.	Equity transactions with noncontrolling interests

SENAO participated in share subscription of Youth in December 2015 at a percentage different from its original ownership interest. Therefore, the ownership interest of Youth increased from 70% to 89.48%.

SENAO purchased its treasury stock in June 2015 and July 2015, and the ownership interest of SENAO increased from 28.18% to 29.31%.

CHI disposed of partial shares of CHPT in January 2015, and the ownership interest of CHPT decreased from 47.65% to 45.68%.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

	CHI Disposed Some Shares Of CHPT	SENAO Purchased Its Treasury Stock	SENAO Participated in Youth’s Share Subscription
Cash consideration received (paid) from (to) noncontrolling interest	$45,128	$(492,770)	$—
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(18,484)	416,451	(412)

Differences arising from equity transaction	$26,644	$(76,319)	$(412)

Line items for equity transaction adjustment
Additional paid-in capital—difference between consideration received and the carrying amount of the subsidiaries’ net assets upon actual disposal	$26,644	$—	$—

Additional paid-in capital—arising from changes in equities of subsidiaries	$—	$(14,021)	$(412)

Unappropriated earnings	$—	$(62,298)	$—

c.	Business combinations

1)	Subsidiary acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
Youth Co., Ltd. and its subsidiaries	Sale of computer software, hardware and related products	September 2, 2015	70	$135,450

Youth and its subsidiaries were acquired in order to continue the expansion of SENAO’s activities in selling telecommunication products. Youth and its subsidiaries were acquired by cash.

2)	Assets acquired and liabilities assumed at the date of acquisition

Youth and Its Subsidiaries
Current assets
Cash and cash equivalents	$21,467
Accounts and other receivables	10,260
Inventories	29,944
Prepayments	5,549
Other current assets	5,735
Noncurrent assets
Property, plant and equipment	35,600
Intangible assets	259,000
Refundable deposits	21,800
Deferred income tax assets	3,678
Other noncurrent assets	32,209
Current liabilities
Short-term loans	(53,711)
Trade notes payable	(8,633)
Accounts and other payable	(74,603)
Other current liabilities	(80,494)
Noncurrent liabilities
Long-term loans	(39,655)
Deferred income tax liabilities	(44,030)
Other noncurrent liabilities	(10,000)

$114,116

3)	Goodwill arising on acquisition

Youth and Its Subsidiaries
Consideration transferred	$135,450
Add: Noncontrolling interest (30% of the recognized amounts of Youth and its subsidiaries’ identifiable net assets)	34,235
Less: Fair value of identifiable net assets acquired	(114,116)

Goodwill arising on acquisition	$55,569

Goodwill that arose in the acquisition of Youth and its subsidiaries mainly included the amount in relation to the benefit of expected synergies from integrating the businesses of Youth and its subsidiaries that operate sales and maintenance of Apple’s products for many years. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

Goodwill arising from business combinations is not deductible for tax purposes.

4)	Net cash outflow on acquisition of subsidiaries

Youth and Its Subsidiaries
Consideration paid in cash	$135,450
Less: Cash and cash equivalents acquired	(21,467)

$113,983

5)	Impact of acquisitions on the results of the Company

The results of the acquired subsidiaries since the date of acquisition were as follows:

Youth and Its Subsidiaries
Revenue	$187,793

Net loss	$17,823

Had these business combinations been in effect at the beginning of the annual reporting period, the Company’s revenue and net income would have been $232,186,877 thousand and $43,586,076 thousand for the year ended December 31, 2015. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2015, nor is it intended to be a projection of future results.

In determining the pro-forma revenue and net income of the Company had Youth and its subsidiaries been acquired at the beginning of the current reporting period, management calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2015	2014
Investments in associates	$2,917,625	$2,696,959
Investments in joint ventures	227,379	256,666

	$3,145,004	$2,953,625

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2015	2014
Listed
Senao Networks, Inc. (“SNI”)	$866,696	$750,918
Non-listed
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	494,727	558,379
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	374,487	237,097
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	315,762	277,700
International Integrated System, Inc. (“IISI”)	301,861	293,809
Skysoft Co., Ltd. (“SKYSOFT”)	137,792	138,868
KingwayTek Technology Co., Ltd. (“KWT”)	119,419	89,527
So-net Entertainment Taiwan Limited (“So-net”)	105,844	99,525
Taiwan International Ports Logistics Corporation (“TIPL”)	68,927	78,981
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	41,922	67,352
Click Force Co., Ltd. (“CF”)	38,914	39,028
HopeTech Technologies Limited (“HopeTech”)	35,938	31,211
Alliance Digital Tech Co., Ltd. (“ADT”)	15,336	20,290
MeWorks LIMITED (HK) (“MeWorks”)	—	8,965
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	—	5,309
Panda Monium Company Ltd.	—	—

	$2,917,625	$2,696,959

At the end of the reporting periods, the percentages of ownership and voting rights in associates held by the Company were as follows:

	% of Ownership and Voting Right
	December 31
	2015	2014
Senao Networks, Inc. (“SNI”)	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
International Integrated System, Inc. (“IISI”)	33	33
Skysoft Co., Ltd. (“SKYSOFT”)	30	30
KingwayTek Technology Co., Ltd. (“KWT”)	26	27
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	26	26
Click Force Co., Ltd. (“CF”)	49	49
HopeTech Technologies Limited (“HopeTech”)	45	45
Alliance Digital Tech Co., Ltd. (“ADT”)	13	13
MeWorks LIMITED (HK) (“MeWorks”)	20	20
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	—	49
Panda Monium Company Ltd.	—	43

None of the above associates is considered individually material to the Company. Aggregate information of associates that are not individually material was as follows:

	Year Ended December 31
	2015	2014
The Company’s share of the profit	$937,487	$818,311
The Company’s share of other comprehensive income	(19,020)	5,194

The Company’s share of total comprehensive income	$918,467	$823,505

The Level 1 fair values based on the closing market prices of SNI as of the balance sheet dates were as follows:

	December 31
	2015	2014
SNI	$3,556,203	$2,868,173

Chunghwa did not participate in the capital increase of KWT in August 2014 and November 2014 and the ownership interest decreased to 27% after the capital increase of KWT. Chunghwa sold its partial ownership interest in KWT in January 2015. The gain on disposal of KWT was $7,409 thousand and the ownership interest decreased to 26% after the disposal.

Chunghwa and Taiwan International Ports Corporation, Ltd. established TIPL in October 2014. Chunghwa invested $80,000 thousand cash and held 27% ownership of TIPL. TIPL engages mainly in logistics service of increasing cargo movement efficiency.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established DZIM in May 2011. DZIM increased its capital in April 2014 and June 2014. Chunghwa participated in the capital increase of DZIM by investing $49,485 thousand in April 2014. SENAO participated in the capital increase of DZIM by investing $24,000 thousand in April 2014. As of December 31, 2015, the Company held 26% ownership of DZIM. DZIM engages mainly in information technology service and general advertisement service.

CHYP participated in the capital increase of CF by investing $39,000 thousand and $5,607 thousand in November 2014 and April 2015, respectively. CHYP held 49% ownership. CF engages mainly in general advertisement services.

Chunghwa, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far EasTone Telecommunications established an associate, ADT, in November 2013. Chunghwa invested $30,000 thousand cash and held 19% ownership of ADT. Based on the share of capital commitments, Chunghwa has one out of five seats in the Board of Directors; therefore it has significant influence over ADT. Chunghwa did not participate in the capital increase of ADT in April 2014 and October 2014 and the ownership interest decreased to 13% after the capital increase of ADT. Chunghwa still has one out of five seats in the Board of Directors; therefore it remains significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

Prime Asia participated in the capital increase of MeWorks by investing $10,000 thousand and held 20% ownership in May 2014. Based on the share of capital commitments, Prime Asia has two seats out of five seats in the Board of Directors; therefore it has significant influence over MeWorks. MeWorks engages mainly in investment business. As the operation of MeWorks had ceased, the Company concluded that this investment was fully impaired. The Company recognized an impairment loss of $8,213 thousand for the year ended December 31, 2015.

Sertec completed its liquidation in June 2015. CHI recognized the gain on disposal of Sertec of $649 thousand and received the proceeds from disposal in July 2015.

CHI disposed all shares of Panda Monium Company Ltd. in September 2015.

The Company’s share of profit (loss) and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

b.	Investments in joint ventures

Investments in joint ventures were as follows:

	Carrying Amount		% of Ownership and Voting Rights
	December 31		December 31
	2015	2014	2015	2014
Non-listed
Huada Digital Corporation (“HDD”)	$206,737	$218,825	50	50
Chunghwa Benefit One Co., Ltd. (“CBO”)	20,642	37,841	50	50

	$227,379	$256,666

Chunghwa invested in CBO in February 2014 at $50,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by Benefit One Asia Pte. Ltd. (“BOA”), and each obtained half of director seats. Thus, neither Chunghwa nor BOA obtained control over CBO. CBO engages mainly in e-commerce business for employees of corporate members and personal customers.

None of the above joint ventures is considered individually material to the Company. Summarized financial information of joint ventures that was not material to the Company was as follows:

	Year Ended December 31
	2015	2014
The Company’s share of loss	$(29,499)	$(20,838)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(29,499)	$(20,838)

The Company’s share of losses of the joint ventures was recorded based on the audited financial statements.

17.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
Cost
Balance on January 1, 2014	$102,263,330	$1,546,906	$67,557,865	$15,995,696	$683,118,379	$3,745,148	$8,415,325	$22,852,887	$905,495,536
Additions	307,807	—	136,332	30,399	130,125	1,034	265,464	31,212,941	32,084,102
Disposal	(26,103)	(12,397)	(14,353)	(1,804,358)	(19,208,201)	(75,758)	(538,568)	—	(21,679,738)
Effect of foreign exchange differences	—	—	—	1,747	101,721	21	4,713	—	108,202
Other	228,752	23,035	(79,428)	1,094,703	30,933,648	154,338	496,970	(33,136,097)	(284,079)

Balance on December 31, 2014	$102,773,786	$1,557,544	$67,600,416	$15,318,187	$695,075,672	$3,824,783	$8,643,904	$20,929,731	$915,724,023

Accumulated depreciation and impairment
Balance on January 1, 2014	$—	$(1,104,400)	$(21,971,843)	$(11,600,999)	$(560,313,927)	$(1,671,798)	$(6,118,453)	$—	$(602,781,420)
Depreciation Expenses	—	(53,421)	(1,252,134)	(1,472,958)	(27,703,388)	(598,673)	(799,384)	—	(31,879,958)
Disposal	—	12,397	13,058	1,800,113	19,193,545	75,681	460,960	—	21,555,754
Impairment loss	—	—	—	—	(64)	—	—	—	(64)
Effect of foreign exchange differences	—	—	—	(1,053)	(15,057)	(16)	(3,970)	—	(20,096)
Other	—	(10)	8,750	(33,042)	71,768	(12,594)	17,232	—	52,104

Balance on December 31, 2014	$—	$(1,145,434)	$(23,202,169)	$(11,307,939)	$(568,767,123)	$(2,207,400)	$(6,443,615)	$—	$(613,073,680)

Balance on January 1, 2014, net	$102,263,330	$442,506	$45,586,022	$4,394,697	$122,804,452	$2,073,350	$2,296,872	$22,852,887	$302,714,116

Balance on December 31, 2014, net	$102,773,786	$412,110	$44,398,247	$4,010,248	$126,308,549	$1,617,383	$2,200,289	$20,929,731	$302,650,343

Cost
Balance on January 1, 2015	$102,773,786	$1,557,544	$67,600,416	$15,318,187	$695,075,672	$3,824,783	$8,643,904	$20,929,731	$915,724,023
Additions	—	—	59,041	37,158	158,751	—	202,530	23,993,190	24,450,670
Disposal	—	(94)	(10,607)	(1,073,310)	(13,047,249)	(69,337)	(510,568)	—	(14,711,165)
Effect of foreign exchange differences	—	—	—	(221)	69,663	47	(309)	—	69,180
Acquisitions through business combinations	19,042	—	6,762	—	—	—	39,260	—	65,064
Other	(45,688)	17,820	134,130	714,076	23,114,750	59,879	362,081	(24,520,593)	(163,545)

Balance on December 31, 2015	$102,747,140	$1,575,270	$67,789,742	$14,995,890	$705,371,587	$3,815,372	$8,736,898	$20,402,328	$925,434,227

Accumulated depreciation and impairment
Balance on January 1, 2015	$—	$(1,145,434)	$(23,202,169)	$(11,307,939)	$(568,767,123)	$(2,207,400)	$(6,443,615)	$—	$(613,073,680)
Depreciation Expenses	—	(53,432)	(1,268,490)	(1,467,217)	(26,290,623)	(598,712)	(671,341)	—	(30,349,815)
Disposal	—	94	10,171	1,060,632	13,032,923	69,283	425,473	—	14,598,576
Impairment loss	—	—	—	—	(138,093)	—	—	—	(138,093)
Effect of foreign exchange differences	—	—	—	127	(13,508)	(47)	57	—	(13,371)
Acquisitions through business combinations	—	—	(1,115)	—	—	—	(28,349)	—	(29,464)
Other	—	(4,637)	41,044	(472)	(28,624)	(13,354)	(23,191)	—	(29,234)

Balance on December 31, 2015	$—	$(1,203,409)	$(24,420,559)	$(11,714,869)	$(582,205,048)	$(2,750,230)	$(6,740,966)	$—	$(629,035,081)

Balance on January 1, 2015, net	$102,773,786	$412,110	$44,398,247	$4,010,248	$126,308,549	$1,617,383	$2,200,289	$20,929,731	$302,650,343

Balance on December 31, 2015, net	$102,747,140	$371,861	$43,369,183	$3,281,021	$123,166,539	$1,065,142	$1,995,932	$20,402,328	$296,399,146

Due to technology upgrade, some telecommunications equipment became obsolete. The Company evaluated and concluded the recoverable amount determined on the basis of value in use of aforementioned telecommunications equipment was nil and recognized impairment losses of $138,093 thousand and $64 thousand for the years ended December 31, 2015 and 2014, respectively. The impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	2-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	2-10 years

18.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2014	$9,260,015
Disposal	(623,498)
Reclassification	246,534

Balance on December 31, 2014	$8,883,051

Accumulated depreciation and impairment
Balance on January 1, 2014	$(1,241,984)
Depreciation expense	(16,436)
Disposal	13,943
Reclassification	(17,720)

Balance on December 31, 2014	$(1,262,197)

Balance on January 1, 2014, net	$8,018,031

Balance on December 31, 2014, net	$7,620,854

Cost
Balance on January 1, 2015	$8,883,051
Disposal	(126)
Reclassification	175,067

Balance on December 31, 2015	$9,057,992

Accumulated depreciation and impairment
Balance on January 1, 2015	$(1,262,197)
Depreciation expense	(18,363)
Disposal	126
Reclassification	(17,200)
Reversal of impairment loss	142,047

Balance on December 31, 2015	$(1,155,587)

Balance on January 1, 2015, net	$7,620,854

Balance on December 31, 2015, net	$7,902,405

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount. Therefore, the Company recognized a reversal of impairment loss of $142,047 thousand for the year ended December 31, 2015 and the amount was recognized only to the extent of impairment losses that had been recognized in prior years. The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

Light Era Development Co., Ltd. disposed its investment property in October 2014. The disposal price was $1,230,000 thousand, related cost was $624,647 thousand (including carrying amount of $609,555 thousand and related disposal expense of $15,092 thousand), and the disposal gain was $605,353 thousand.

The fair value of the Company’s investment properties as of December 31, 2015 and 2014 was determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2015	2014
Fair value	$17,694,498	$17,179,780

Overall capital interest rate	1.49%-2.28%	1.54%-2.36%
Profit margin ratio	10%-20%	10%-20%
Discount rate	1.21%-1.28%	1.36%
Capitalization rate	0.44%-1.73%	0.44%-1.65%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2014	$49,254,000	$2,637,454	$180,631	$117,887	$52,189,972
Additions-acquired separately	—	611,458	—	32,707	644,165
Disposal	—	(56,401)	—	(29)	(56,430)
Effect of foreign exchange difference	—	141	—	—	141

Balance on December 31, 2014	$49,254,000	$3,192,652	$180,631	$150,565	$52,777,848

Accumulated amortization and impairment
Balance on January 1, 2014	$(6,435,956)	$(1,306,473)	$(18,055)	$(30,600)	$(7,791,084)
Amortization expenses	(1,667,877)	(543,128)	—	(7,293)	(2,218,298)
Disposal	—	56,401	—	29	56,430
Effect of foreign exchange difference	—	(270)	—	—	(270)

Balance on December 31, 2014	$(8,103,833)	$(1,793,470)	$(18,055)	$(37,864)	$(9,953,222)

(Continued)

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Balance on January 1, 2014, net	$42,818,044	$1,330,981	$162,576	$87,287	$44,398,888

Balance on December 31, 2014, net	$41,150,167	$1,399,182	$162,576	$112,701	$42,824,626

Cost
Balance on January 1, 2015	$49,254,000	$3,192,652	$180,631	$150,565	$52,777,848
Additions-acquired separately	9,955,000	423,868	—	1,299	10,380,167
Disposal	—	(375,214)	—	(1,983)	(377,197)
Effect of foreign exchange difference	—	108	—	—	108
Acquisitions through business combinations	—	—	55,569	259,000	314,569
Other	—	7,214	—	—	7,214

Balance on December 31, 2015	$59,209,000	$3,248,628	$236,200	$408,881	$63,102,709

Accumulated amortization and impairment
Balance on January 1, 2015	$(8,103,833)	$(1,793,470)	$(18,055)	$(37,864)	$(9,953,222)
Amortization expenses	(2,503,967)	(564,742)	—	(11,203)	(3,079,912)
Disposal	—	375,194	—	1,983	377,177
Effect of foreign exchange difference	—	(76)	—	—	(76)
Other	—	102	—	—	102

Balance on December 31, 2015	$(10,607,800)	$(1,982,992)	$(18,055)	$(47,084)	$(12,655,931)

Balance on January 1, 2015, net	$41,150,167	$1,399,182	$162,576	$112,701	$42,824,626

Balance on December 31, 2015, net	$48,601,200	$1,265,636	$218,145	$361,797	$50,446,778

(Concluded)

For long-term business development, Chunghwa participated in mobile broadband license (4G license) in 2.5 and 2.6 GHz bands bidding process announced by NCC and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $9,955,000 thousand in December 2015.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

20.	OTHER ASSETS

	December 31
	2015	2014
Spare parts	$1,875,759	$2,977,585
Refundable deposits	2,198,378	2,738,789
Other financial assets	1,000,000	1,000,000
Others	2,858,807	2,104,761

	$7,932,944	$8,821,135

(Continued)

	December 31
	2015	2014
Current
Spare parts	$1,875,759	$2,977,585
Others	460,162	241,814

	$2,335,921	$3,219,399

Noncurrent
Refundable deposits	$2,198,378	$2,738,789
Other financial assets	1,000,000	1,000,000
Others	2,398,645	1,862,947

	$5,597,023	$5,601,736

(Concluded)

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

21.	HEDGING DERIVATIVE INSTRUMENTS

	December 31
	2015	2014
Hedge on derivative financial assets
Cash flow hedge - forward exchange contracts	$498	$—

Hedge on derivative financial liabilities
Cash flow hedge - forward exchange contracts	$—	$283

The Company’s hedge strategy is to enter forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers, and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. For the years ended December 31, 2015 and 2014, gain (loss) arising from changes in fair value of the hedged items recognized in other comprehensive income was $781 thousand and $(283) thousand, respectively. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

As of December 31, 2015, Chunghwa expected part of the equipment purchase transactions will not occur and reclassified the related loss of $741 thousand arising from the forward exchange contracts of the aforementioned transactions from equity to profit or loss.

The outstanding forward exchange contracts at the balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
December 31, 2015
Forward exchange contracts - buy	EUR/NT$	2016.03-06	EUR8,532/NT$	306,435
December 31, 2014
Forward exchange contracts - buy	EUR/NT$	2015.03	EUR2,341/NT$	90,509

Gains and losses arising from the hedging derivative instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	December 31
	2015	2014
Construction in progress and advances related to acquisition of equipment	$(18,805)	$18,435

22.	SHORT-TERM LOANS

	December 31
	2015	2014
Unsecured loans	$110,000	$564,400

Annual interest rates	1.29%-2.40%	1.25%-2.40%

23.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	December 31
	2015	2014
Secured loans (Note 40)	$1,750,000	$1,900,000
Less: Current portion of long-term loans	(7,692)	—

	$1,742,308	$1,900,000

The annual interest rates of loans were as follows:

	December 31
	2015	2014
Secured loans	1.11%-1.36%	1.13%-2.35%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED has made an early repayment of $50,000 thousand in April 2015. LED obtained another secured loan from Chang Hwa Bank in December 2012 in the amount of $400,000 thousand which will be due in December 2017; LED has made an early repayment of $350,000 thousand and $50,000 thousand in 2013 and January 2015, respectively.

CHPT entered into a secured loan contract of $348,000 thousand with Bank of Taiwan in April 2014, interest will be paid monthly, amortization of principle will begin in June 2016, and the contract will expire in April 2029. CHPT made early repayments of $148,000 thousand and $50,000 thousand from September to December 2014 and in November 2015, respectively.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2015	2014
Trade notes and accounts payable	$16,300,993	$18,518,977

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	December 31
	2015	2014
Accrued salary and compensation	$10,429,648	$9,122,156
Accrued remuneration to employees, bonus to employees and remuneration to directors	2,190,085	1,679,756
Payables to equipment suppliers	1,540,532	1,181,777
Payables to contractors	1,451,584	2,628,892
Accrued franchise fees	1,401,490	1,585,174
Amounts collected for others	1,406,000	1,330,695
Accrued maintenance costs	997,833	867,708
Others	6,069,794	5,938,834

	$25,486,966	$24,334,992

26.	PROVISIONS

	December 31
	2015	2014
Warranties	$213,114	$211,633
Employee benefits	30,108	55,569
Others	4,682	4,832

	$247,904	$272,034

Current	$189,746	$179,374
Noncurrent	58,158	92,660

	$247,904	$272,034

	Warranties	Employee Benefits	Others	Total
Balance on January 1, 2014	$201,494	$47,265	$4,046	$252,805
Additional provisions recognized	192,259	8,304	790	201,353
Used during the period	(174,794)	—	(4)	(174,798)
Reversed during the period	(7,326)	—	—	(7,326)

Balance on December 31, 2014	211,633	55,569	4,832	272,034
Additional provisions recognized	99,958	11,423	150	111,531
Used during the period	(98,477)	(36,884)	(300)	(135,661)

Balance on December 31, 2015	$213,114	$30,108	$4,682	$247,904

a.	The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

27.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards, as of December 31, 2015 amounting to $1,173,309 thousand.

28.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements.

b.	Defined benefit plans

Chunghwa completed its privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

Chunghwa and its subsidiaries SENAO, CHIEF, CHSI, and SHE with the pension mechanism under the Labor Standards Law are considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law revised in February 2015, entities are required to contribute the difference in one appropriation to the Funds before the end of next March when the balance of the Funds is insufficient to pay employees who will meet the retirement eligibility criteria within next year.

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2015	2014 (Adjusted)
Present value of funded defined benefit obligation	$30,882,113	$27,958,086
Fair value of plan assets	(23,794,280)	(21,496,222)

Funded status	$7,087,833	$6,461,864

Net defined benefit liabilities	$7,098,510	$6,469,890
Net defined benefit assets (included in other noncurrent assets - others)	(10,677)	(8,026)

	$7,087,833	$6,461,864

Movements in the defined benefit obligation as adjusted and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Balance on January 1, 2014	$25,458,306	$19,981,837	$5,476,469

Service cost
Current service cost	2,919,397	—	2,919,397
Loss on settlements	75,668	—	75,668
Interest expense/interest income	509,518	416,079	93,439

Amounts recognized in profit or loss	3,504,583	416,079	3,088,504

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	52,441	(52,441)
Actuarial losses recognized from changes in demographic assumptions	4,138	—	4,138

(Continued)

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Actuarial gains recognized from changes in financial assumptions	$(5,216)	$—	$(5,216)
Actuarial losses recognized from experience adjustments	545,877	—	545,877

Amounts recognized in other comprehensive income	544,799	52,441	492,358

Contributions from employer	—	2,486,497	(2,486,497)
Benefits paid	(455,420)	(455,420)	—
Settlements	(993,912)	(985,212)	(8,700)
Benefits paid directly by the Company	(100,270)	—	(100,270)

Balance on December 31, 2014	27,958,086	21,496,222	6,461,864

Current service cost	2,883,634	—	2,883,634
Interest expense/interest income	545,942	443,636	102,306

Amounts recognized in profit or loss	3,429,576	443,636	2,985,940

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	135,776	(135,776)
Actuarial losses recognized from changes in demographic assumptions	10,923	—	10,923
Actuarial gains recognized from changes in financial assumptions	(406)	—	(406)
Actuarial losses recognized from experience adjustments	356,710	—	356,710

Amounts recognized in other comprehensive income	367,227	135,776	231,451

Contributions from employer	—	2,435,160	(2,435,160)
Benefits paid	(716,514)	(716,514)	—
Benefits paid directly by the Company	(156,262)	—	(156,262)

Balance on December 31, 2015	$30,882,113	$23,794,280	$7,087,833

(Concluded)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2015	2014 (Adjusted)
Operating costs	$1,793,607	$1,848,881
Marketing expenses	856,108	888,260
General and administrative expenses	162,317	169,477
Research and development expenses	101,729	106,100

	$2,913,761	$3,012,718

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2015	2014
Discount rates	2.00%	2.00%
Expected rates of salary increase	1.00%-2.00%	1.00%-2.00%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present value of the defined benefit obligation would increase (decrease) as follows:

	December 31
	2015	2014
Discount rates
0.5% increase	$(976,675)	$(1,061,090)

0.5% decrease	$1,261,032	$1,131,341

Expected rates of salary increase
0.5% increase	$1,331,860	$1,134,156

0.5% decrease	$(1,052,310)	$(1,128,612)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

	December 31
	2015	2014
The expected contributions to the plan for the next year	$11,302,013	$2,507,885

The average duration of the defined benefit obligation	6-15 years	8-14 years

The Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
2016	$1,797,727
2017	3,256,746
2018	5,086,460
2019	6,768,980
2020 and thereafter	41,288,729

$58,198,642

29.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2015	2014
Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of shares issued and collected proceeds (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents 10 common stocks) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common stocks in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common stocks of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common stocks in the form of ADS amounting to 302,478 thousand units. As of December 31, 2015, the outstanding ADSs were 345,367 thousand common stocks, which equaled 34,537 thousand units and represented 4.45% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustment of additional paid-in capital for the years ended December 31, 2015 and 2014 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2014	$163,907,049	$41,396	$10,372	$—	$13,170	$20,648,078	$184,620,065
Cash distributed from additional paid-in capital	(16,577,663)	—	—	—	—	—	(16,577,663)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	2,252	—	—	—	—	2,252
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	2,988	—	—	—	2,988
Employee stock bonus issued by a subsidiary	—	—	293	—	—	—	293

Balance on December 31, 2014	147,329,386	43,648	13,653	—	13,170	20,648,078	168,047,935
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	34,405	—	—	—	—	34,405
Partial disposal of interests in subsidiaries	—	—	—	26,644	—	—	26,644
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	—	(412)	—	—	—	(412)
Other changes in additional paid-in capital in subsidiaries	—	—	1,064	—	—	—	1,064
Subsidiary purchased its treasury stock	—	—	(14,021)	—	—	—	(14,021)

Balance on December 31, 2015	$147,329,386	$78,053	$284	$26,644	$13,170	$20,648,078	$168,095,615

Additional paid-in capital may be utilized to offset deficits. However, the additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits. Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, except when the accumulated amount of such legal reserve equals to the Company’s total authorized capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The consequential amendments to Chunghwa’s Articles of Incorporation had been proposed by Chunghwa’s Board of Directors on March 11, 2016 and are subject to the resolution of the shareholders in their meeting to be held on June 24, 2016. Information on the employee remuneration, employee bonus, and remuneration for the directors for the years ended December 31, 2015 and 2014, and the actual distribution for 2014 and 2013, please refer to Note 31.a.7—Employee benefit expenses.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of the 2014 earnings of Chunghwa have been approved by the stockholders’ meeting on June 26, 2015 and the appropriations of the 2013 earnings of Chunghwa approved by the stockholders’ meeting on June 24, 2014 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2014	For Fiscal Year 2013	For Fiscal Year 2014	For Fiscal Year 2013
Legal reserve	$680,743	$2,074,342
Special reserve	(144,005)	144,005
Cash dividends	37,673,263	18,525,558	$4.86	$2.39

In addition, the stockholders of Chunghwa resolved to distribute cash $2.14 per share and the total amount of $16,577,663 thousand from additional paid-in capital on June 24, 2014.

The appropriations of earnings for 2015 had been proposed by the Chunghwa’s Board of Directors on March 11, 2016. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
Cash dividends	$42,551,146	$5.49

The appropriations of earnings for 2015 are subject to the resolution of the shareholders’ meeting to be held on June 24, 2016. Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2015	2014
Beginning balance	$739,988	$(149,747)
Unrealized gain (loss) on available-for-sale financial assets	(670,029)	925,495
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	(2,055)	2,974
Amount reclassified from equity to profit or loss on disposal	—	(38,734)
Amount reclassified from equity to profit or loss on impairment	23,060	—

Ending balance	$90,964	$739,988

e.	Noncontrolling interests

	Year Ended December 31
	2015	2014 (Adjusted)
Beginning balance	$5,085,185	$5,058,086
Shares attributed to noncontrolling interests
Net income of the year	858,617	549,315
Exchange differences arising from the translation of the net investment in foreign operations	(1,972)	24,167
Unrealized gain (loss) on available-for-sale financial assets	1,494	(8,558)
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	(254)	368
Actuarial loss arising from defined benefit plans	(3,219)	(2,673)

(Continued)

	Year Ended December 31
	2015	2014 (Adjusted)
Income tax relating to actuarial losses arising from defined benefit plan	$549	$455
Share of other comprehensive income of associates accounted for using equity method	1,701	3,750
Cash dividends distributed by subsidiaries	(350,003)	(796,770)
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	369
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	412	—
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	(2,688)	(4,060)
Partial disposal of interests in subsidiaries	18,484	—
Employee stock bonus issued by a subsidiary	—	5,451
Compensation cost of employee stock options of subsidiaries	36,326	93,287
Other changes in additional paid-in capital in subsidiaries	1,559	—
Subsidiary purchased its treasury stock	(416,451)	—
Increase in noncontrolling interests	39,335	161,998

Ending balance	$5,269,075	$5,085,185

(Concluded)

30.	REVENUES

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information was as discussed in Note 44.

31.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Net income

1)	Other income and expenses

	Year Ended December 31
	2015	2014
Gain (loss) on disposal of property, plant and equipment	$(109,040)	$25,276
Gain on disposal of investment properties	—	605,353
Impairment loss on property, plant and equipment	(138,093)	(64)
Reversal gain on investment properties	142,047	—
Loss on disposal of intangible assets	(20)	—

	$(105,106)	$630,565

2)	Other income

	Year Ended December 31
	2015	2014
Dividend income	$218,232	$77,658
Income from Piping Fund	202,492	200,000
Rental income	37,611	45,308
Others	191,738	263,933

	$650,073	$586,899

3)	Other gains and losses

	Year Ended December 31
	2015	2014
Net foreign currency exchange gains	$62,645	$201,209
Gain (loss) on disposal of financial instruments	(449)	45,795
Gain on disposal of investments accounted for using equity method	8,058	—
Valuation gain on financial assets and liabilities at fair value through profit or loss, net	163	1,142
Impairment loss on investments accounted for using equity method	(8,213)	—
Impairment loss on financial assets carried at cost	(81,269)	(23,334)
Impairment loss on available-for-sale financial assets	(25,910)	—
Others	(179,234)	(93,840)

	$(224,209)	$130,972

4)	Impairment loss on financial instruments

	Year Ended December 31
	2015	2014
Notes and accounts receivable	$480,143	$292,385

Other receivables	$38,364	$33,306

Available-for-sale financial assets	$25,910	$—

Financial assets carried at cost	$81,269	$23,334

5)	Impairment loss (reversal of impairment loss) on non-finacial assets

	Year Ended December 31
	2015	2014
Inventories	$198,312	$288,364

Property, plant and equipment	$138,093	$64

Investments accounted for using equity method	$8,213	$—

Investment properties	$(142,047)	$—

6)	Depreciation and amortization expenses

	Year Ended December 31
	2015	2014
Property, plant and equipment	$30,349,815	$31,879,958
Investment properties	18,363	16,436
Intangible assets	3,079,912	2,218,298

Total depreciation and amortization expenses	$33,448,090	$34,114,692

Depreciation expenses summarized by functions
Operating costs	$28,292,112	$29,682,079
Operating expenses	2,076,066	2,214,315

	$30,368,178	$31,896,394

Amortization expenses summarized by functions
Operating costs	$2,742,237	$1,915,507
Marketing expenses	177,739	161,201
General and administrative expenses	115,531	96,754
Research and development expenses	44,405	44,836

	$3,079,912	$2,218,298

7)	Employee benefit expenses

	Year Ended December 31
	2015	2014 (Adjusted)
Post-employment benefit
Defined contribution plans	$488,521	$440,523
Defined benefit plans	2,913,761	3,012,718

	3,402,282	3,453,241

Share-based payment
Equity-settled share-based payment	36,326	93,287

Other employee benefit
Salaries	25,525,536	24,856,939
Insurance	2,642,982	2,565,058
Others	15,717,146	15,658,516

	43,885,664	43,080,513

Total employee benefit expenses	$47,324,272	$46,627,041

Summary by functions
Operating costs	$25,320,099	$26,362,254
Operating expenses	22,004,173	20,264,787

	$47,324,272	$46,627,041

As of December 31, 2015 and 2014, the Company had 32,734 and 32,596 employees, respectively.

The bonus to employees and the remuneration to directors as of December 31, 2014 were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd. In order to compliance with the Company Act as amended in May 2015, the amendments to Chunghwa’s Articles of Incorporation was proposed by the Chunghwa’s Board of Directors on March 11, 2016 which stipulated to distribute employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors at the rate no higher than 0.17%, respectively, of pre-tax income. As of December 31, 2015, the payables of the employees’ compensation and of the remuneration to directors were $1,927,518 thousand and $44,852 thousand, respectively. Such amounts have been proposed by the Chunghwa’s Board of Directors on March 11, 2016 and are subject to the resolution of the shareholders in their meeting to be held on June 24, 2016.

Material differences between such estimated amounts and the amounts proposed by the Board of Directors on or before the annual financial statements are authorized for issue are adjusted in the year the bonus and remuneration were recognized. If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The appropriations of the 2014 bonuses to employees and remuneration to directors of Chunghwa have been approved by the stockholder’s meeting on June 26, 2015 and the appropriations of the 2013 bonuses to employees and remuneration to directors of Chunghwa approved by the stockholders’ meeting on June 24, 2014 were as follows:

	2014	2013
	Cash Bonus	Cash Bonus
Bonus distributed to the employees	$1,510,068	$758,627
Remuneration paid to the directors	39,223	19,304

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting on June 26, 2015 and June 24, 2014 of the aforementioned bonuses to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees bonuses and remuneration to directors and approved by the Board of Directors and stockholders is available on the Market Observation Post System website.

b.	Reclassification adjustments of other comprehensive income (loss)

	Year Ended December 31
	2015	2014
Unrealized gain (loss) on available-for-sale financial assets
Arising during the year	$(671,385)	$924,742
Reclassification adjustments
Upon disposal	—	(46,539)
Upon impairment	25,910	—

	$(645,475)	$878,203

Cash flow hedges
Gain (loss) arising during the year	$18,845	$(18,718)
Reclassification adjustments for losses included in profit or loss	741	—
Adjusted against the carrying amount of hedged items	(18,805)	18,435

	$781	$(283)

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2015	2014 (Adjusted)
Current tax
Current tax expenses recognized for the year	$8,571,999	$7,516,277
Tax on unappropriated earnings	21,627	33,009
Income tax adjustments on prior years	(82,722)	4,078
Others	13,700	40,424

	8,524,604	7,593,788
Deferred tax
Deferred tax expenses recognized for the year	(220,736)	(201,211)

Income tax recognized in profit or loss	$8,303,868	$7,392,577

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2015	2014 (Adjusted)
Income before income tax	$51,968,213	$46,553,948

Income tax expense calculated at the statutory rate (17%)	$8,834,596	$7,914,170
Nondeductible revenues and expenses in determining taxable income	27,801	47,664
Imputed income on tax	—	1,168
Unrecognized deductible temporary differences	11,367	(66,659)
Unrecognized loss carryforwards	83,479	161,671
Tax-exempt income	(183,221)	(398,828)
Income tax on unappropriated earnings	21,627	33,009
Investment credits	(329,756)	(314,384)
Effect of different tax rates of group entities operating in other jurisdictions	(94,366)	(25,317)
Adjustments of tax expense on prior years	(82,722)	4,078
Others	15,063	36,005

Income tax expense recognized in profit or loss	$8,303,868	$7,392,577

The applicable tax rate used above is the corporate tax rate of 17% payable by the entities subject to the Income Tax Law of the Republic of China, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities in the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax expense (benefit) recognized in other comprehensive income

	Year Ended December 31
	2015	2014
Deferred tax expense (benefit)
Unrealized (gain) loss on available-for-sale financial assets	$2,309	$(3,342)
Remeasurement on defined benefit plan	(39,347)	(83,701)

Total income tax benefit recognized in other comprehensive income	$(37,038)	$(87,043)

c.	Current tax assets and liabilities

	December 31
	2015	2014
Current tax assets
Tax refund receivable (included as other current assets - other)	$7,977	$333,313

Current tax liabilities
Income tax payable	$4,751,181	$3,361,907

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2015

	January 1, 2015	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Acquisition Through Business Combinations	December 31, 2015
Deferred tax assets
Temporary differences
Defined benefit obligation	$1,099,003	$67,315	$39,342	$—	$1,205,660
Share of the profit of associates and joint ventures accounted for using equity method	277,227	48,004	—	—	325,231
Allowance for doubtful receivables over quota	113,892	54,864	—	—	168,756
Deferred revenue	155,614	(19,211)	—	—	136,403
Impairment loss on property, plant and equipment	31,521	12,885	—	—	44,406
Valuation loss on inventory	41,142	(7,819)	—	—	33,323
Accrued award credits liabilities	28,543	(6,573)	—	—	21,970
Unrealized foreign exchange loss, net	—	18,479	—	—	18,479
Estimated warranty liabilities	19,025	(1,441)	—	—	17,584

(Continued)

	January 1, 2015	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Acquisition Through Business Combinations	December 31, 2015
Property, plant and equipment	$—	$(58)	$—	$2,085	$2,027
Others	33,607	5,895	—	—	39,502

	1,799,574	172,340	39,342	2,085	2,013,341
Loss carryforwards	29,012	17,631	—	1,593	48,236

	$1,828,586	$189,971	$39,342	$3,678	$2,061,577

Deferred tax liabilities
Temporary differences
Land value incremental tax	$94,986	$—	$—	$—	$94,986
Intangible assets	—	(657)	—	44,030	43,373
Valuation gain (loss) on financial instruments, net	3,187	(170)	2,309	—	5,326
Defined benefit obligation	—	619	(5)	—	614
Unrealized foreign exchange gain (loss), net	29,216	(28,674)	—	—	542
Others	5,017	(1,883)	—	—	3,134

	$132,406	$(30,765)	$2,304	$44,030	$147,975

(Concluded)

For the year ended December 31, 2014 (Adjusted)

	January 1, 2014	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2014
Deferred tax assets
Temporary differences
Defined benefit obligation	$931,258	$84,044	$83,701	$1,099,003
Share of the profit of associates and joint ventures accounted for using equity method	175,007	102,220	—	277,227
Allowance for doubtful receivables over quota	2,353	111,539	—	113,892
Deferred revenue	187,126	(31,512)	—	155,614
Impairment loss on property, plant and equipment	59,015	(27,494)	—	31,521
Valuation loss on inventory	56,553	(15,411)	—	41,142
Accrued award credits liabilities	20,823	7,720	—	28,543
Unrealized foreign exchange loss, net	10,869	(10,869)	—	—
Estimated warranty liabilities	23,764	(4,739)	—	19,025
Others	15,415	18,192	—	33,607

	1,482,183	233,690	83,701	1,799,574
Loss carryforwards	27,122	1,890	—	29,012

	$1,509,305	$235,580	$83,701	$1,828,586

(Continued)

	January 1, 2014	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2014
Deferred tax liabilities
Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Valuation gain (loss) on financial instruments, net	6,388	141	(3,342)	3,187
Unrealized foreign exchange gain, net	5	29,211	—	29,216
Others	—	5,017	—	5,017

	$101,379	$34,369	$(3,342)	$132,406

(Concluded)

e.	Deductible temporary differences and unused loss carryforwards for which no deferred tax assets have been recognized in the consolidated balance sheets

	December 31
	2015	2014
Loss carryforwards
Expire in 2016	$37,484	$38,393
Expire in 2017	67,200	65,142
Expire in 2018	126,429	130,053
Expire in 2019	156,456	164,340
Expire in 2020	80,245	8
Expire in 2021	23	23
Expire in 2022	1,610	1,129
Expire in 2023	592	21
Expire in 2024	20	20
Expire in 2025	14,541	—

	$484,600	$399,129

Deductible temporary differences	$11,968	$601

f.	Information about unused loss carryforwards

As of December 31, 2015, information about loss carryforwards was as follows:

Remaining Creditable Amount	Expiry Year
$37,484	2016
67,200	2017
126,429	2018
158,879	2019
88,202	2020
10,481	2021
1,610	2022

(Continued)

Remaining Creditable Amount	Expiry Year
$2,670	2023
4,462	2024
35,419	2025

$532,836

(Concluded)

g.	The related information under the Integrated Income Tax System was as follows:

Unappropriated earnings information

As of December 31, 2015 and 2014, all Chunghwa’s unappropriated earnings are generated after the Integrated Income Tax System.

Imputation credit account

	December 31
	2015	2014
Balance of Imputation Credit Account (“ICA”)	$7,576,622	$8,269,010

The creditable ratios for distribution of earnings of 2015 and 2014 were 20.48% (expected ratio) and 20.48%, respectively. Effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China is half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law.

h.	Income tax examinations

Chunghwa’s income tax returns has been examined by the tax authorities through 2012. SENAO, CHIEF, CHSI, SHE, CEI, CHPT, CHI, CHYP, Unigate, LED, SFD, HHI, Youth, ISPOT and Youyi’s, income tax returns have been examined by the tax authorities through 2013. CHST’s income tax returns has been examined by the tax authorities through 2014.

33.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2015	2014 (Adjusted)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$42,805,728	$38,612,056
Assumed conversion of all dilutive potential common stocks
Employee stock options, bonus and remunerations of subsidiaries	(921)	(386)

Net income used to compute the diluted earnings per share	$42,804,807	$38,611,670

Weighted Average Number of Common Stocks

(Thousand Shares)

	Year Ended December 31
	2015	2014
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee bonus or employee remuneration	18,231	12,339

Weighted average number of common stocks used to compute the diluted earnings per share	7,775,678	7,769,786

If Chunghwa may settle the employee bonus or employee remuneration in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders approve the number of shares to be distributed to employees in their meeting in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000		$81.40
			(Original price $	93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common stocks listed on the TSE on the higher of closing price or par value. The SENAO Plan have exercise price adjustment formula upon the changes in common stocks equity or distribution of cash dividends. The options of SENAO Plan are valid for six years and the graded vesting schedule will vest two years after the grant date.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation cost was $35,562 thousand and $93,287 thousand for the years ended December 31, 2015 and 2014, respectively.

SENAO modified the plan terms of the outstanding stock options in August, 2015, the exercise price changed from $84.30 to $81.40 per share. The modification did not cause any incremental fair value granted.

SENAO modified the plan terms of the outstanding stock options in July 2014, the exercise price changed from $89.40 to $84.30 per share. The modification did not cause any incremental fair value granted.

Information about SENAO’s outstanding stock options for the years ended December 31, 2015 and 2014 were as follows:

	Year Ended December 31
	2015		2014
	Granted on May 7, 2013		Granted on May 7, 2013
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
Employee stock options
Balance on January 1	9,027	$84.30	9,872	$89.40
Options exercised	—	—	—	—
Options forfeited	(1,240)	—	(845)	—

Balance on December 31	7,787	81.40	9,027	84.30

Option exercisable at end of the year	4,049	81.40	—	—

As of December 31, 2015, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$81.40	7,787	3.35	$81.40	4,049	$81.40

As of December 31, 2014, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$84.30	9,027	4.35	$84.30	—	$—

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted as of May 7, 2013
Grant-date share price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plan.

b.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2015.10.22	2015.10.22	2,000	$43.00

Each option is eligible to subscribe for one thousand common stocks when exercisable. Under the terms of the CHIEF Plan, the options are granted at an exercise price equal to $43.00. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

Stock options granted on October 22, 2015 applied IFRS 2. The recognized compensation cost was $764 thousand for the year ended December 31, 2015.

Information about CHIEF’s outstanding stock options for the year ended December 31, 2015 was as follows:

	Year Ended December 31, 2015
	Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Balance on January 1	—	$—
Options granted	2,000	43.00

Balance on December 31	2,000	43.00

Option exercisable at end of the year	—	—

As of December 31, 2015, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$43.00	2,000	4.81	$43.00	—	$—

CHIEF used the fair value method to evaluate the options using the binomial option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted as of October 22, 2015
Grant-date share price (NT$)	$39.55
Dividends yield	—
Risk-free interest rate	0.86%
Expected life	5 years
Expected volatility	21.02%
Weighted average fair value of grants (NT$)	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

35.	NON-CASH TRANSACTIONS

For the years ended December 31, 2015 and 2014, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2015	2014
Increase in property, plant and equipment	$24,450,670	$32,084,102
Other payables	633,284	475,357

	$25,083,954	$32,559,459

36.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 39 to the consolidated financial statement, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31
	2015	2014
Within one year	$3,172,484	$3,050,119
Longer than one year but within five years	5,614,320	5,807,675
Longer than five years	1,185,763	1,513,894

	$9,972,567	$10,371,688

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31
	2015	2014
Within one year	$398,832	$410,921
Longer than one year but within five years	526,686	524,697
Longer than five years	374,400	395,675

	$1,299,918	$1,331,293

37.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, and proceeds from new debt or repayment of debt.

38.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that the carrying amounts of finanal assets and liablities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated:

December 31, 2015

	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$3,870,540	$—	$3,890,730	$—
Bank debentures	150,000	—	149,997	—

	$4,020,540	$—	$4,040,727	$—

December 31, 2014

	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$6,533,527	$—	$6,564,145	$—
Bank debentures	950,742	—	951,385	—

	$7,484,269	$—	$7,515,530	$—

The Level 2 fair values are estimated using discounted cash flow models. The models use market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments measured at fair value

December 31, 2015

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$163	$—	$163

Hedging derivative financial assets	$—	$498	$—	$498

Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$3,242,827	$—	$—	$3,242,827

December 31, 2014

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$1,163	$—	$1,163

Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$3,914,212	$—	$—	$3,914,212

Hedging derivative financial liabilities	$—	$283	$—	$283

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$21	$—	$21

There were no transfers between Levels 1 and 2 for the years ended December 31, 2015 and 2014.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)	For derivative financial assets and liabilities of forward exchange contracts, fair values are estimated using discounted cash flow model. The model uses market-based observable inputs including foreign exchange rates, and forward and spot prices for currencies to project fair value.

Categories of Financial Instruments

	December 31
	2015	2014
Financial assets
Measured at FVTPL
Held for trading	$163	$1,163
Hedging derivatives financial assets	498	—
Held-to-maturity financial assets	4,020,540	7,484,269
Loans and receivables (Note a)	63,738,690	56,932,753
Available-for-sale financial assets (Note b)	5,510,696	6,280,742
Financial liabilities
Measured at FVTPL
Held for trading	—	21
Hedging derivative financial liabilities	—	283
Measured at amortized cost (Note c)	36,365,152	39,681,969

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.

Note c:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payables and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is audited by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting periods are as follows:

	December 31
	2015	2014
Assets
USD	$4,596,220	$5,308,244
EUR	47,066	16,579
SGD	109,520	77,349
RMB	40,689	112,158
JPY	245,289	2,783
Liabilities
USD	4,171,693	5,365,620
EUR	1,292,838	766,955
SGD	2,553	1,976
RMB	67	—
JPY	13,983	5,555

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	December 31
	2015	2014
Assets
USD	$149	$1,163
EUR	512	—
Liabilities
USD	—	21
EUR	—	283

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2015	2014
Profit or loss
Monetary assets and liabilities (a)
USD	$21,226	$(2,869)
EUR	(62,289)	(37,519)
SGD	5,348	3,769
RMB	2,031	5,608
JPY	11,565	(139)
Derivatives (b)
USD	1,318	10,995
EUR	32,832	—
Equity
Derivatives (c)
EUR	15,306	(4,502)

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the end of the reporting period;

b)	This is mainly attributable to the forward exchange contracts; and

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be a comparable impact on the pre-tax profit or equity, and the balances above would be negative.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities are as follows:

	December 31
	2015	2014
Fair value interest rate risk
Financial assets	$26,237,631	$21,270,570
Financial liabilities	110,000	564,400
Cash flow interest rate risk
Financial assets	6,461,493	4,625,384
Financial liabilities	1,750,000	1,900,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income in 2015 would increase/decrease by $11,779 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial instruments and short-term and long-term loan.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income in 2014 would increase/decrease by $6,318 thousand. This is mainly attributable to the Company’s exposure to floating interest rates on its financial instruments and short-term and long-term loan.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income would increase/decrease by $162,141 thousand as a result of the changes in fair value of available-for-sale financial assets in 2015.

Other comprehensive income would increase/decrease by $195,711 thousand as a result of the changes in fair value of available-for-sale financial assets in 2014.

b.	Credit risk

Credit risk refers to the risk that counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company serves a large consumer base, and the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More Than 5 Years	Total
December 31, 2015
Non-derivative financial liabilities
Non-interest bearing	—	$40,208,974	$—	$2,190,085	$4,725,826	$—	$47,124,885
Floating interest rate instruments	1.13	—	—	7,692	1,646,154	96,154	1,750,000
Fixed interest rate instruments	1.82	50,000	—	60,000	—	—	110,000

		$40,258,974	$—	$2,257,777	$6,371,980	$96,154	$48,984,885

December 31, 2014
Non-derivative financial liabilities
Non-interest bearing	—	$41,582,178	$—	$1,679,756	$4,757,547	$—	$48,019,481
Floating interest rate instruments	1.22	—	—	—	1,755,128	144,872	1,900,000
Fixed interest rate instruments	1.37	—	500,000	64,400	—	—	564,400

		$41,582,178	$500,000	$1,744,156	$6,512,675	$144,872	$50,483,881

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2015
Gross settled
Forward exchange contracts
Inflow	$26,552	$473,437	$492,056	$—	$992,045
Outflow	26,403	476,337	488,644	—	991,384

	$149	$(2,900)	$3,412	$—	$661

December 31, 2014
Gross settled
Forward exchange contracts
Inflow	$220,135	$90,226	$—	$—	$310,361
Outflow	218,993	90,509	—	—	309,502

	$1,142	$(283)	$—	$—	$859

2)	Financing facilities

	December 31
	2015	2014
Unsecured bank loan facility
Amount used	$110,000	$564,400
Amount unused	41,278,250	35,314,880

	$41,388,250	$35,879,280

Secured bank loan facility
Amount used	$1,750,000	$1,900,000
Amount unused	200,000	818,000

	$1,950,000	$2,718,000

39.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been provided because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
HopeTech Technologies Limited	Associate
ST-2 Satellite Ventures Pte., Ltd.	Associate
Xiamen Sertec Business Technology Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD

b.	Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2015	2014
Associates	$332,788	$328,631
Joint ventures	8,811	7,181
Others	81,190	97,394

	$422,789	$433,206

	Operating Costs and Expenses
	Year Ended December 31
	2015	2014
Associates	$1,450,782	$1,662,952
Joint ventures	16,931	34,393
Others	62,423	69,302

	$1,530,136	$1,766,647

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2015	2014
Associates	$36,296	$34,396
Others	—	45

	$36,296	$34,441

3)	Receivables

	December 31
	2015	2014
Associates	$28,763	$61,964
Joint ventures	542	80
Others	12,751	18,964

	$42,056	$81,008

4)	Payables

	December 31
	2015	2014
Associates	$601,730	$402,372
Joint ventures	4,849	12
Others	4,521	5,581

	$611,100	$407,965

5)	Customers’ deposits

	December 31
	2015	2014
Associates	$10,965	$9,419
Others	—	247

	$10,965	$9,666

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2015	2014
Associates	$313,346	$521,360
Joint ventures	11,345	—

	$324,691	$521,360

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2015 was $404,120 thousand, which consisted of an offsetting credit of the prepayment of $204,398 thousand and an additional accrual of $199,722 thousand. The prepaid rents (classified as prepayments) as of December 31, 2015 and 2014, were as follows:

	December 31
	2015	2014
Prepaid rents - current	$204,398	$204,398
Prepaid rents - noncurrent	1,958,817	2,163,215

	$2,163,215	$2,367,613

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the years ended December 31, 2015 and 2014 were as follows:

	Year Ended December 31
	2015	2014
Short-term benefits	$211,836	$221,846
Share-based payment	3,435	9,776
Post-employment benefits	8,476	8,446

	$223,747	$240,068

The remuneration of directors and key executives is mainly determined by the compensation committee having regard to the performance of individual and market trends.

40.	PLEDGED ASSETS

The following assets are pledged as collaterals for long-term bank loans and custom duties of the imported materials.

	December 31
	2015	2014
Property, plant and equipment, net	$3,101,079	$3,079,179
Land held under development (included in inventories)	1,998,733	1,998,733
Restricted assets (included in other assets – others)	2,018	1,041

	$5,101,830	$5,078,953

41.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $646,517 thousand.

b.	Acquisitions of telecommunications equipment of $13,951,536 thousand.

c.	Unused letters of credit amounting to $50,000 thousand.

d.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

42.	SIGNIFICANT INFORMATION OF FOREIGN ASSETS AND LIABILITIES

The following information summarizes the disclosure of the currency which is other than functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency in the consolidated financial statements, which is NTD:

	December 31, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign assets
Monetary items
Cash
USD	$12,860	32.825	$422,132
EUR	1,304	35.88	46,793
SGD	4,656	23.25	108,244
RMB	8,174	4.978	40,689
JPY	888,019	0.273	242,429
Accounts receivable
USD	127,162	32.825	4,174,088
EUR	8	35.88	273
SGD	55	23.25	1,276
JPY	10,477	0.273	2,860
Non-monetary items
Investments accounted for using equity method
USD	1,133	32.825	35,938
SGD	21,279	23.25	494,727
VND	223,944,681	0.00141	315,762
Foreign liabilities
Monetary items
Accounts payable
USD	127,089	32.825	4,171,693
EUR	36,032	35.88	1,292,838
SGD	110	23.25	2,553
RMB	14	4.978	67
JPY	51,219	0.273	13,983

	December 31, 2014
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign assets
Monetary items
Cash
USD	$5,076	31.65	$160,666
EUR	344	38.47	13,221
SGD	3,175	23.94	76,019
RMB	22,035	5.09	112,158
JPY	1,571	0.265	416
Accounts receivable
USD	162,641	31.65	5,147,578
EUR	87	38.47	3,358
SGD	56	23.94	1,330
JPY	8,933	0.265	2,367
Non-monetary items
Investments accounted for using equity method
USD	986	31.65	31,211
SGD	23,324	23.94	558,379
VND	194,195,804	0.00143	277,700
Foreign liabilities
Monetary items
Accounts payable
USD	169,530	31.65	5,365,620
EUR	19,936	38.47	766,955
SGD	83	23.94	1,976
JPY	20,963	0.265	5,555

The unrealized foreign exchange gains and losses were loss of $68,257 thousand and gain of $182,953 thousand for the years ended December 31, 2015 and 2014, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed on the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries and associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 6.

j.	Financial transactions: Please see Notes 7, 21 and 38.

k.	Investment in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 8.

44.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Year ended December 31, 2015
Revenues
From external customers	$72,535,267	$114,877,285	$25,777,154	$15,459,942	$3,145,456	$231,795,104
Intersegment revenues	21,400,729	3,475,183	4,701,195	2,119,555	3,213,876	34,910,538

Segment revenues	$93,935,996	$118,352,468	$30,478,349	$17,579,497	$6,359,332	266,705,642

Intersegment elimination						(34,910,538)

Consolidated revenues						$231,795,104

Segment income (loss) before income tax	$23,230,601	$19,394,029	$9,918,147	$1,119,751	$(1,694,315)	$51,968,213

Year ended December 31, 2014
Revenues
From external customers	$72,062,697	$110,664,916	$25,997,008	$15,313,039	$2,571,026	$226,608,686
Intersegment revenues	19,727,732	5,323,950	4,705,037	2,256,543	2,422,128	34,435,390

Segment revenues	$91,790,429	$115,988,866	$30,702,045	$17,569,582	$4,993,154	261,044,076

Intersegment elimination						(34,435,390)

Consolidated revenues						$226,608,686

Segment income (loss) before income tax	$19,535,157	$19,321,873	$9,546,583	$191,096	$(2,040,761)	$46,553,948

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Year ended December 31, 2015
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$907,988	$907,988

Interest revenue	$18,880	$19,469	$10,502	$2,061	$255,255	$306,167

Interest expenses	$—	$10,067	$279	$—	$22,798	$33,144

Depreciation and amortization	$17,486,804	$10,444,149	$3,610,983	$1,536,400	$369,754	$33,448,090

Capital expenditure	$10,196,172	$8,596,075	$4,794,785	$967,566	$529,356	$25,083,954

Impairment loss on property, plant and equipment	$22,193	$115,900	$—	$—	$—	$138,093

Reversal of impairment loss on investment properties	$142,047	$—	$—	$—	$—	$142,047

Year ended December 31, 2014
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$797,473	$797,473

Interest revenue	$24,079	$11,861	$10,019	$2,326	$239,849	$288,134

Interest expenses	$—	$13,766	$568	$—	$31,814	$46,148

Depreciation and amortization	$18,540,170	$9,908,696	$3,422,151	$1,819,839	$423,836	$34,114,692

Capital expenditure	$16,164,526	$9,618,961	$4,425,406	$1,458,272	$892,294	$32,559,459

Impairment loss on property, plant and equipment	$—	$—	$64	$—	$—	$64

Main Products and Service Revenues

	Year Ended December 31
	2015	2014
Mobile services revenue	$80,866,956	$77,468,472
Local telephone and domestic long distance telephone services revenue	36,690,049	38,904,763
Broadband access and domestic leased line services revenue	23,710,759	23,680,978
Internet services revenue	17,455,259	17,241,218
International network and leased telephone services revenue	11,318,721	11,951,054
Others	61,753,360	57,362,201

	$231,795,104	$226,608,686

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2015	2014
Taiwan, ROC	$220,916,554	$216,172,810
Overseas	10,878,550	10,435,876

	$231,795,104	$226,608,686

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, and Japan and except for $4,041,245 thousand and $4,086,581 thousand at December 31, 2015 and 2014, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

Major Customers

For the years ended December 31, 2015 and 2014, the Company did not have any single customer whose revenue exceeded 10% of the total revenue.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co.,	ISPOT Co., Ltd.	c	$572,212	$150,000	$150,000	$—	$—	2.62	$2,861,062	Yes	No	No	Notes 3 and 4
	Ltd.	Youth Co., Ltd.	b	572,212	200,000	200,000	—	—	3.50	2,861,062	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide shall not exceed 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	$1,789,530	12	$—	—
	Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	219,541	4	—	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	7,569	75,686	17	—	—
	Global Mobile Corp.	—	Financial assets carried at cost	7,617	—	3	—	—
	iD Branding Ventures	—	Financial assets carried at cost	750	7,500	8	—	—
	Innovation Works Limited	—	Financial assets carried at cost	1,000	31,390	2	—	—
	RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	—	10	—	—
	Essence Technology Solution, Inc.	—	Financial assets carried at cost	200	—	7	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets carried at cost	1,200	12,000	2	—	—
	China Airlines Ltd.	—	Available-for-sale financial assets	263,622	3,163,466	5	3,163,466	Note 2
	Bonds
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	50,464	—	50,794	Note 3
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	100,946	—	101,589	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	201,421	—	202,435	Note 3
	Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	202,095	—	203,096	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	50,043	—	50,274	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	150,248	—	150,822	Note 3
	FRFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,963	—	150,450	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,950	—	301,772	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,146	—	100,591	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	300,386	—	301,351	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	$100,120	—	$100,450	Note 3
	Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	74,987	—	75,163	Note 3
	Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	99,969	—	100,494	Note 3
	Chinese Petroleum Corporation 2nd unsecured Corporate Bonds-A Issue in 2012	—	Held-to-maturity financial assets	—	199,930	—	201,085	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,972	—	100,492	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,989	—	40,197	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,969	—	100,488	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,959	—	201,200	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,979	—	100,600	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,081	—	201,200	Note 3
	TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,934	—	201,364	Note 3
	TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,929	—	201,118	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	300,000	—	301,822	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,016	—	150,807	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,022	—	100,538	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,022	—	100,538	Note 3
	Eximbank 19-2nd unsecured Financial Debenture	—	Held-to-maturity financial assets	—	150,000	—	149,997	Note 3
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	—	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	—	—

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets carried at cost	4,571	$73,964	11	$—	—
	iD Branding Ventures	—	Financial assets carried at cost	250	2,500	3	—	—
	VisEra Technologies Company Ltd.	—	Financial assets carried at cost	629	13,495	—	—	—
	PChome Store Inc.	—	Available-for-sale financial assets	280	32,247	1	32,247	Note 2
	Tons Lightology Inc.	—	Available-for-sale financial assets	1,318	47,114	3	47,114	Note 2
Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost	—	26,861	5	—	—

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment loss; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated impairment loss.

Note 2:	Fair value was based on the closing price of December 31, 2015.

Note 3:	Fair value was based on the average trading price on December 31, 2015.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
Chunghwa Telecom Co., Ltd.	Bonds
	Taiwan Power Co. 4th Unsecured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	$300,000 (Note 2)	—	$—	—	$—	$300,000 (Note 2)	$—	—	$—
	KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	—	300,000 (Note 2)	—	—	—
	Taipei Fubon Bank 5th Financial Debentures-A Issue in 2010	Held-to-maturity financial assets	—	—	—	600,000 (Note 2)	—	—	—	—	600,000 (Note 2)	—	—	—
	Fubon Financial Holding Co., Ltd. 3rd Unsecured Corporate Bond Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	1,000,000 (Note 2)	—	—	1,000,000 (Note 2)	—	—	—
Senao International Co., Ltd.	Stocks
	Youth Co., Ltd.	Investments accounted for using equity method	Subsidiary	—	—	—	13,780	335,450	—	—	—	—	13,780	318,070 (Notes 3 and 4)

Note 1:	Showing at their original investing amounts without adjustments for fair values.

Note 2:	Showing at their nominal amounts.

Note 3:	The ending balance includes share of the profit or loss of investments accounted for using equity method and adjustment of share subscription not based on original ownership.

Note 4:	The amount was eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$869,657	—	30 days	$—	—	$125,237	—
			Purchase	10,104,577	8	30-90 days	—	—	(1,107,421)	(7)
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	646,821	1	30 days	—	—	(563,901)	(3)
	CHIEF Telecom Inc.	Subsidiary	Sales	282,065	—	60 days	—	—	38,438	—
			Purchase	327,708	—	30 days	—	—	(42,862)	—
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	160,069	—	30 days	—	—	64,672	—
			Purchase	293,984	—	30 days	—	—	(74,290)	—
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	366,459	—	90 days	—	—	(116,744)	(1)
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Sales	151,639	—	30 days	—	—	143,960	1
			Purchase	119,766	—	90 days	—	—	(207,991)	(1)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	3,484,888	3	30-60 days	—	—	(744,708)	(5)
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	404,120	—	30 days	—	—	(49,364)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	560,732	—	30-90 days	—	—	(341,508)	(2)
	So-net Entertainment Taiwan Limited	Associate	Sales	211,854	—	60 days	—	—	91	—
	International Integrated System, Inc.	Associate	Purchase	127,458	—	30 days	—	—	(64,121)	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	10,115,519	28	30-90 days	—	—	1,127,672	57
			Purchase	550,665	2	30 days	—	—	(108,095)	(4)
	HopeTech Technologies Limited	Associate	Purchase	246,635	1	30 days	—	—	(26,542)	(1)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,488,372	73	30 days	—	—	563,901	64
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	327,708	19	30 days	—	—	42,862	29
			Purchase	282,065	23	60 days	—	—	(38,438)	(32)
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	293,984	35	30 days	—	—	74,290	49
			Purchase	160,069	19	30 days	—	—	(64,672)	(53)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	366,459	59	90 days	—	—	116,744	94
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	119,766	12	90 days	—	—	207,991	42
			Purchase	151,639	16	30 days	—	—	(143,960)	(43)
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,484,888	100	30-60 days	—	—	744,708	100

Note 1:	Purchase included acquisition of services costs.

Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.

Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5:	All intra-company transactions, balances, income and expenses are eliminated in full upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$513,703 (Note 2)	13.50	$—	—	$513,052	$—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	143,960 (Note 2)	3.68	—	—	82,062	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,590,564 (Note 2)	8.03	—	—	1,220,391	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	563,901 (Note 2)	4.67	—	—	418,184	—
Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	108,321 (Note 2)	5.42	—	—	88,532	—
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	116,744 (Note 2)	5.47	—	—	73,679	—
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	207,991 (Note 2)	3.40	—	—	116,541	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	744,708 (Note 2)	6.50	—	—	504,209	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2015			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2015	December 31, 2014	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	29	$1,667,980	$813,094	$225,663	Subsidiary (Note 6)
	Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,849,489	5,605	5,676	Subsidiary (Note 6)
	Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,567,453	1,567,453	402,590	100	1,608,311	(21,305)	(21,305)	Subsidiary (Note 6)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	574,112	574,112	26,383	100	745,854	107,302	107,302	Subsidiary (Note 6)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	677,017	(50,717)	(6,112)	Subsidiary (Note 6)
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	41,357	69	742,049	258,235	180,365	Subsidiary (Note 6)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	764,488	178,706	159,214	Subsidiary (Note 6)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	250,952	(24,235)	(24,234)	Subsidiary (Note 6)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication constructions, telecommunication service agencies and other services	180,000	180,000	18,000	100	389,321	189,023	189,023	Subsidiary (Note 6)
	Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	187,239	20,748	20,746	Subsidiary (Note 6)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	148,275	148,275	—	100	140,627	4,702	4,702	Subsidiary (Note 6)
	Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	155,145	11,689	13,944	Subsidiary (Note 6)
	Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	10,277	56	95,007	(52,503)	(29,125)	Subsidiary (Note 6)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2015			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2015	December 31, 2014	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	64,255	5,363	3,486	Subsidiary (Note 6)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International telecommunications IP fictitious internet and internet transfer services	17,291	17,291	1	100	38,648	6,764	6,764	Subsidiary (Note 6)
	Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	1,689	(8,247)	(7,704)	Subsidiary (Note 6)
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—	—	—	Subsidiary (Notes 3 and 6)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	301,861	62,778	23,990	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	315,762	181,807	54,567	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	374,487	1,231,717	515,435	Associate
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	137,792	60,291	19,300	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	105,844	21,062	6,318	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	69,013	71,770	4,256	26	119,419	5,810	1,112	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	68,927	(37,456)	(10,054)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	18	27,327	(97,861)	(17,615)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	$30,000	$30,000	3,000	13	$15,336	$(47,144)	$(6,284)	Associate
	Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	206,737	(21,027)	(12,088)	Joint venture
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	50,000	50,000	5,000	50	20,642	(34,822)	(17,411)	Joint venture
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	866,696	811,958	274,848	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	2,416,645	81,175	100	654,346	(279,770)	(279,294)	Subsidiary (Note 6)
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	8	14,595	(97,861)	(7,816)	Associate
	Youth Co., Ltd.	Taiwan	Sale of computer software, hardware and related products	335,450	—	13,780	89	318,070	(17,823)	(15,954)	Subsidiary (Note 6)
	Aval Technologies Co., Ltd.	Taiwan	Agency and sale of communication products	60,000	—	6,000	100	59,204	(796)	(796)	Subsidiary (Note 6)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service	2,000	2,000	200	100	1,301	(126)	(126)	Subsidiary (Note 6)
	Chief International Corp.	Samoa Islands	Investment	6,068	6,068	200	100	33,788	6,441	6,441	Subsidiary (Note 6)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	19,594	(131)	(131)	Subsidiary (Note 6)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2015			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2015	December 31, 2014	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishing service	10,000	10,000	—	100	10,275	232	232	Subsidiary (Note 6)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	494,727	231,837	88,098	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	203,443	212,226	12,791	46	512,840	413,483	188,921	Subsidiary (Note 6)
	Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	46,035	46,035	1,432	100	14,694	(1,543)	(1,543)	Subsidiary (Note 6)
	Panda Monium Company Ltd.	Cayman	The production of animation	—	20,000	—	—	—	—	—	Associate
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	20,000	20,000	2,000	4	35,694	258,235	9,317	Associate (Note 6)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,180	813,094	1,443	Associate (Note 6)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,636	12,636	400	100	15,667	1,028	1,028	Subsidiary (Note 6)
	CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	2,008	2,008	1	100	1,831	87	87	Subsidiary (Note 6)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Electronic materials wholesale and retail and investments	2,970	2,970	100	100	2,420	323	323	Subsidiary (Note 6)
Prime Asia Investments Group,	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	250,951	(15,262)	(15,262)	Subsidiary (Note 6)
Ltd. (B.V.I.)	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	(3,792)	(758)	Associate
Senao International (Samoa)	Senao International HK Limited	Hong Kong	International investment	2,393,646	2,393,646	80,440	100	616,726	(282,531)	(282,531)	Subsidiary (Note 6)
Holding Ltd.	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	21,177	21,177	5,240	45	37,189	6,197	2,789	Associate
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	—	26,035	—	100	—	(1,330)	(1,330)	Subsidiary (Notes 5 and 6)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of computer and related products	$23,021	$—	—	100	$4,391	$(5,262)	$(5,418)	Subsidiary (Note 6)
	Youyi Co., Ltd.	Taiwan	Maintenance of computer and related products	6,920	—	—	100	2,201	(560)	(628)	Subsidiary (Note 6)
Chunghwa International Yellow Pages Co., Ltd.	Click Force Marketing Company	Taiwan	Advertising services	44,607	39,000	1,078	49	38,914	(3,977)	(4,993)	Associate

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.

Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of December 31, 2015.

Note 4:	Investment in mainland China is included in Table 7.

Note 5:	CHI One Investment Co., Limited was liquidated in August 2015. Chunghwa Investment Holding Co., Ltd. received part of the proceeds from disposal.

Note 6:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2015	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2015	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2015	Accumulated Inward Remittance of Earnings as of December 31, 2015	Note
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	2	$47,321	$—	$—	$47,321	$(131)	100	$(131)	$19,594	$—	Note 9
Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	2	25,414	—	(3,191)	—	(2,779)	49	(2,011)	—	—	Note 4
Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	1,073,170	2	1,073,170	—	—	1,073,170	(188,745)	100	(188,745)	213,467	—	Note 9
Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	955,838	2	955,838	—	—	955,838	(97,874)	100	(97,874)	227,890	—	Note 9
Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and maintenance of communication products	87,540	2	87,540	—	—	87,540	1,653	100	1,653	77,825	—	Note 9
Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	2	263,736	—	—	263,736	2,581	100	2,581	94,143	—	Note 9
Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	2	177,176	—	—	177,176	(12,965)	100	(12,965)	67,815	—	Note 9
Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	189,410	2	142,057	—	—	142,057	607	75	456	134,929	—	Note 9
Hua-Xiong Information Technology Co., Ltd.	Intelligent system and energy saving system services in buildings	56,386	2	28,855	—	—	28,855	(5,402)	51	(2,754)	21,346	—	Note 9
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	2,970	2	2,970	—	—	2,970	323	100	323	2,420	—	Note 9
Shanghai Chief Telecom Co., Ltd.	Internet technology and software technology consulting, and wholesale telecommunication products and related services	$10,150	1	$—	$4,973	$—	$4,973	$(2,059)	49	$(1,009)	$3,890	$—	Note 9

99

Investee	Accumulated Investment in Mainland China as of December 31, 2015	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$364,906
Xiamen Sertec Business Technology Co., Ltd. (Note 4)	—	—	—
SENAO and its subsidiaries (Note 7)	2,380,284	2,380,284	—
Chunghwa Telecom (China) Co., Ltd. (Note 7)	177,176	177,176	—
Jiangsu Zhenghua Information Technology Company, LLC (Note 7)	142,057	142,057	—
Hua-Xiong Information Technology Co., Ltd. (Note 7)	28,855	44,653	—
Shanghai Taihua Electronic Technology Limited (Note 5)	2,970	2,970	932,568
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	592,408

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	Xiamen Sertec Business Technology Co., Ltd. was liquidated in June 2015. Chunghwa Investment Holding Co., Ltd. received partial proceeds from the liquidation in July 2015.

Note 5:	Shanghai Taihua Electronic Technology Limited was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	Based on “Principle of investment or Technical Cooperation in Mainland China”, Chunghwa and SENAO are not subjective to the limited amount due to the operating headquarters documents issued by Industrial Development Bureau.

Note 8:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.

Note 9:	The amount was eliminated upon consolidation.

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2015	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$125,237	—	—
					Accrued custodial receipts	388,466	—	—
					Accounts payable	1,107,421	—	—
					Amounts collected for others	483,374	—	—
					Revenues	869,657	—	—
					Operating costs and expenses	10,104,577	—	4
			CHIEF Telecom Inc.	a	Accounts receivable	38,438	—	—
					Accounts payable	42,862	—	—
					Revenues	282,065	—	—
					Operating costs and expenses	327,708	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts payable	38,255	—	—
					Amounts collected for others	70,066	—	—
					Revenues	28,785	—	—
					Operating costs and expenses	84,137	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	20,556	—	—
					Accounts payable	563,901	—	—
					Revenues	16,820	—	—
					Operating costs and expenses	646,821	—	—
					Advance payment	115,641	—	—
					Property, plant and equipment	519,010	—	—
					Intangible assets	142,063	—	—
					Inventories	11,470	—	—
					Spare parts	78,925	—	—
			Chunghwa Telecom Global Inc.	a	Accounts payable	116,744	—	—
					Revenues	54,816	—	—
					Operating costs and expenses	366,459	—	—
			Donghwa Telecom Co., Ltd.	a	Property, plant and equipment	36,972	—	—
					Accounts receivable	64,672	—	—
					Accounts payable	74,290	—	—
					Revenues	160,069	—	—
					Operating costs and expenses	293,984	—	—
			Spring House Entertainment Tech. Inc.	a	Revenues	13,754	—	—
					Operating costs and expenses	25,035	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Revenues	35,722	—	—
					Operating costs and expenses	67,354	—	—
			Light Era Development Co., Ltd.	a	Operating costs and expenses	30,523	—	—
					Work in process	40,429	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	$143,960	—	—
					Accounts payable	207,991	—	—
					Revenues	151,639	—	—
					Operating costs and expenses	119,766	—	—
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	25,810	—	—
					Work in process	36,362	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	744,708	—	—
					Revenues	37,519	—	—
					Operating costs and expenses	3,484,888	—	2
	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	93,020	—	—
	2	Chunghwa System Integration Co., Ltd.	Honghwa International Co., Ltd.	c	Revenues	11,663	—	—
	3	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	c	Advance payment	17,931	—	—
	4	Chunghwa Telecom Singapore Pte., Ltd.	Donghwa Telecom Co., Ltd.	c	Advance payment	24,735	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2015, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the year ended December 31, 2015.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)